                               HYDROGENICS
                               ANNUAL REPORT 2002





                                                  [HYDROGENICS COMPANY GRAPHICS]
















                                                              [HYDROGENICS LOGO]
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FOCUS ON THE RESULTS. WE HAVE.

PROFILE

Hydrogenics Corporation is a clean power generation company. We believe that hydrogen is the fuel of the 21st century and that hydrogen fuel cell systems will become the ultimate power generating technology. We are dedicated to the commercialization of fuel cell power products and test stations for fuel cells and are building a sustainable business with this potentially "game changing technology". With our unrivalled experience in fuel cell test systems and our relationships with key industry partners, we are creating innovative, clean energy solutions for transportation, stationary and portable power applications.

Our business strategy focuses on results... results that range from the timely achievement of product and technology milestones to the advancement of business development objectives, in each case, with an overriding emphasis on achieving consistent positive margins in the sales of our products. This may sound obvious, but in the fuel cell sector, this is uncommon. This goal manifests itself in our current focus on premium power markets, which is a key factor in our drive to be the first profitable publicly traded fuel cell company. We believe that our "focus on results", a quality that Hydrogenics has demonstrated from day one, is the only way to build sustained long-term value for our shareholders.

www.hydrogenics.com

The icon [COMPUTER MOUSE GRAPHIC] is used throughout the report to let you know where you can access our website for more information.

                                 ANNUAL REVENUE
                                  ($ millions)
                                                                            118%
                                                                 COMPOUND ANNUAL
                                                                     GROWTH RATE

                                  (LINE GRAPH)

                1998       1999       2000       2001        2002
                ----       ----       ----       ----        ----
Revenue        1,874      2,674      8,883      7,418      15,840
Gross Profit     234        569      2,398      2,477       5,137


..02

                              OPERATING HIGHLIGHTS


      - More than doubled revenues to $15.8 million and exceeded $5.1 million in gross profits.

      -     Entered 2003 with over $15 million in confirmed orders.

      - Cultivated new strategic partnerships, including a partnership with John Deere to advance our power module technology, and with Dow Corning to license a new stack sealing process that the two companies jointly developed.

      - Completed two key acquisitions to solidify Hydrogenics' global presence and market leadership in the fuel cell test business.

      - Delivered and demonstrated our first regenerative fuel cell power products. We demonstrated our 25kW backup power generator at a cell tower site in California last summer, and later in the year, we delivered our 5 kW auxiliary power product to the U.S. military and subsequently unveiled it in a militarized General Motors vehicle.

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                              FINANCIAL HIGHLIGHTS

For the years ended December 31 2002, 2001
and 2000 (thousands of U.S. dollars, except for share and per share amounts)     2002             2001             2000
                                                                                 ----             ----             ----
INCOME STATEMENT DATA

Revenue                                                                         15,840            7,418            8,883
Gross Profit                                                                     5,137            2,477            2,398
Net Loss                                                                       (20,611)          (2,816)          (1,736)
Loss per share                                                                   (0.43)           (0.07)           (0.08)
Cash Earnings per share (non-GAAP)*                                              (0.11)            0.02            (0.08)

OPERATING DATA (% OF REVENUE)
Gross Margin                                                                      32.4             33.3             27.0
Net Research & Development                                                        23.7             31.5              7.3
Selling, General & Administration                                                 42.0             59.4             23.3
EBITDA**                                                                         (33.3)           (57.6)            (3.6)

BALANCE SHEET DATA

Cash and Short-term Investments                                                 60,051           65,809           77,436
Total Assets                                                                    90,677          107,633           82,992
Shareholders' Equity                                                            85,432          105,821           80,260
                                                                                ------          -------           ------


* Excludes non-cash amortization of intangibles of $0.32 in 2002 ($0.09 in 2001 and nil in 2000).

** Loss from operations less depreciation and amortization.

2
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                              PRESIDENT'S MESSAGE




              (PHOTO OF  Pierre Rivard)    Pierre Rivard
                                           President and Chief Executive Officer

TO OUR SHAREHOLDERS | "Our commitment to deliver strong and sustainable growth to our shareholders is working, and our strong financial and operating performance in 2002 is proof of this. In addition, a number of key accomplishments in 2002 position us to capitalize on early commercial opportunities for fuel cells. The long term potential for this clean power technology is huge, and we remain convinced that our pragmatic approach to investment in this market opportunity is primed for success. Commercial sustainability was our number one priority in 2002 and it remains our number one priority in 2003."

Our industry is poised for unprecedented growth. It is truly an exciting time at Hydrogenics as our continued strong financial performance reflects not only the successful execution of our focused strategies, but also an increased demand for clean power technologies around the world.

Our revenues more than doubled in 2002 as we introduced new products, gained customers, enhanced current technologies, and extended our geographic reach. More importantly, our revenue growth contributed over U.S. $5 million in gross profit, a strong indication that our drive for commercial sustainability and ultimate profitability is within reach. We ended the year with a record backlog of confirmed orders and active proposals, along with the financial strength, discipline and desire to become the first company in the fuel cell industry to achieve positive cash flow from operations.

SIGNIFICANT ACHIEVEMENTS | While our financial performance in 2002 demonstrated our commitment to commercial sustainability, we also achieved a number of other key goals established at the beginning of the year.

We have always put a premium on establishing strategic alliances with global leaders as a cost-effective way to bring our products and technology to market. 2002 was no exception as we established two new key alliances during the year and continued to build on our alliance with General Motors.

A new relationship with John Deere's ePower group was launched in 2002 to develop a fuel cell powered commercial work vehicle. We are excited about the potential offered by off-road utility vehicles as a significant, early-adopting market for fuel cells and the potential for John Deere to help us capitalize on this opportunity. At the Electric Vehicle Association annual conference in Florida in December we participated in a joint marketing initiative with John Deere to announce a demonstrator vehicle utilizing our fuel cell power module technology.

During the year we also announced a new relationship with Dow Corning to jointly commercialize an innovative, lower cost manufacturing process for sealing fuel cell stacks, electrolyzers and membrane electrode assemblies.

Our alliance with General Motors was formed in 2001 to jointly capitalize on early-adopting markets for fuel cells, leveraging both GM's considerable fuel cell investment and expertise and our operating system and system integration core competencies. The GM-Hydrogenics alliance demonstrated a number of breakthroughs in 2002, starting with the unveiling of a fuel cell vehicle in China in February, followed by the successful deployment of a unique regenerative backup power generator in California and culminating with the demonstration of a regenerative vehicular auxiliary


                                                                               3
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                              PRESIDENT'S MESSAGE

power unit on a hybrid-diesel truck. In addition, GM engaged us to provide significant engineering services at its fuel cell development center in upstate New York and to test GM fuel cell stacks at our Mississauga, Ontario facility.

Another goal for 2002 was to build on our already substantial installed base of fuel cell test equipment, and to expand our product portfolio with commercial fuel cell power products. In meeting this objective, we delivered numerous orders to new and repeat customers for our 2002 generation of test equipment products, unveiled two successive generations of our power module technology, provided a fuel cell module for a specialty aerospace application, and successfully demonstrated our HyUPS unit as functional backup power for a telecommunications cell tower site in California.

We extended our global reach in 2002 with new test equipment customers in Germany, France, China and the Netherlands. We enhanced our presence in Japan by securing multiple repeat orders from leading automotive customers and adding new employees to our Tokyo operations. Our leading position in the fuel cell test systems market was further enhanced with the acquisition of German-based EnKAT GmbH and Greenlight Power Technologies Inc. of Burnaby, British Columbia. Hydrogenics now has an installed base of 350 test stations worldwide at approximately 50 customer locations making us an integral part of almost all premier fuel cell programs in the key early-adopting markets of Asia, Europe and North America. Looking ahead, we are cautiously optimistic that we can replicate this success with our current and future power products.

BREAKING NEW GROUND | As a direct result of focused development efforts in 2002, we introduced new key products and enhancements to our current technologies, we expect to accelerate our market penetration and growth.

During the year, we redesigned our highly successful second-generation, pressurized, HyPM power module, resulting in a new low-profile, low-pressure power module with improved performance, durability, reliability and modularity. In addition, its substantially fewer components and subassemblies translate into significant cost reductions - an achievement that we expect will move our HyPM power module technology closer to commercial viability across a wide range of market applications.

We also demonstrated our expertise in both PEM fuel cell and electrolyzer technologies with the introduction of our HyPORT-E regenerative Auxiliary Power Unit (APU). This product was developed under contract for the U.S. military and was subsequently unveiled in a General Motors military vehicle. Building on this initial success, we are now developing a more compact, second generation APU unit.

We continue to invest in the development of our own proprietary fuel cell stack technology. In 2002 we successfully demonstrated Hydrogenics' stack technology in the power module we delivered to John Deere and the HyPORT-E APU for the U.S. military. Through our Dow Corning relationship, we developed a "Seal-in-Place"(TM) process that substantially reduces assembly time and labor costs on stack assembly while also contributing to improved stack reliability and performance.

AN EXCITING FUTURE | Interest in fuel cell technologies and systems has never been stronger. The world's growing thirst for reliable power and energy security is creating increased demand for new, sustainable and environmentally responsible sources of energy. Over the past year, compelling new market drivers have resulted in a heightened focus on hydrogen fuel cells as a viable means of eliminating North America's dependency on imported oil. Likewise, governments around the world have recognized the potential of fuel cell technologies and increased their focus on, and their funding for, our industry. Last fall, the European Union announced a multi-million dollar initiative for the advancement of new energy technologies, including hydrogen fuel cells. Government initiatives in Japan to fund fuel cell development have placed this market in a leadership position. In the United States, President Bush's latest State of the Union Address committed significant new support and funding for hydrogen and fuel cell programs through the Department of Energy. In the private sector, most of the major global automotive companies have now introduced programs to develop fuel cell technologies to power their vehicles

4
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of the future. GM, our partner, is at the forefront of these automotive initiatives. We are very optimistic that the depth and breadth of these worldwide initiatives represent real opportunity for Hydrogenics.

FOCUS AND CLARITY | We believe a total systems approach to our product strategy is necessary in order to capitalize on the considerable opportunities in our sector to generate sustainable growth and increase value for our shareholders. The development of our own fuel cell stack, combined with our access to General Motor's technology in specific applications, provides us with significant product and market flexibility. However, it is what we do with, and where we take, these proven stack technologies that sets us apart from our peers. Our focus on select premium market opportunities prevents us from stranding capital with premature investments in high volume production capacity - a fact that contributes to our singular reputation for commercial sustainability. Our extensive system integration expertise, born from our solid position as the world's leading fuel cell test company, provides us with unique "balance of plant" expertise to transform the potential of fuel cells into workable and cost-effective solutions for real life applications. We are increasingly being recognized as "The Company that Makes Fuel Cells Work".

LOOKING AHEAD | To build on our significant accomplishments in 2002, we have updated our goals for 2003:

- First and foremost, we will maintain our drive for commercial sustainability, and as a result of significant progress in 2002, we are on target in 2003 to become the first fuel cell company to achieve breakeven cash flow from operations.

- We will also continue our emphasis on strategic alliances and expect to partner with current and up-and-coming industry leaders to access the rapidly expanding pool of significant government funding as well as technology and market opportunities for the benefit of our shareholders.

- We will direct our efforts to further develop and expand the scope and range of our product lines while targeting significant reductions in manufacturing costs.

- Finally, we will increase our global reach by growing our customer base in new geographic regions and industry segments where fuel cell power can be applied.

On the basis of a strong order backlog and as a result of the continued successful execution of our business plan, we anticipate another year in which we will double revenues and achieve breakeven operating cash flow as measured by Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), excluding restructuring and integration costs related to the Greenlight acquisition. Achievement of breakeven operating cash flow will be a significant "first" in what is an early-stage and evolving, yet promising, industry.

Clearly, we have accomplished a great deal over the past two years. By focusing on the bottom line, we have built a growing and profitable stream of revenues. We have achieved early success in Europe and Asia, markets that have embraced fuel cell technologies with enthusiasm, and we are leveraging this success into new regions and market sectors. We have established strategic partnerships with leaders in a number of industries that have accelerated our growth and market presence. We have completed strategic acquisitions that have strengthened and extended our product and geographic range. We have also capitalized on our significant expertise to introduce a number of new products and applications. These, plus many other accomplishments, position us for an exciting future as the world increasingly recognizes and adopts the benefits of fuel cell technologies.

In closing, I want to thank our shareholders, customers and business partners for their support and commitment over the past year. I especially want to thank our employees for their ongoing dedication and effort. By continuing to successfully execute our strategic plans, we expect to generate sustainable growth and increasing value for our shareholders.


/s/ Pierre Rivard
PIERRE RIVARD (SIGNED)
President and Chief Executive Officer


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                       (TRUCK GRAPHIC)   (FLOWER GRAPHIC)

FOCUS

Our strategies are focused on one simple goal - to build a growing and sustainable business for our shareholders. By meeting our product and technology milestones, advancing our business development objectives, and achieving positive margins on our product sales, we are striving to become the world's first profitable publicly traded fuel cell company.

                                                    (HYPORT E PHOTO)
                                                    HYPORT E
                                                    quiet, clean auxiliary power

ON GROWING A SUSTAINABLE BUSINESS

We are driven by the promise of a future in which reliable, efficient and clean power technologies will contribute to a healthier environment and an enhanced quality of life while reducing the vulnerabilities associated with fossil fuels. This ambitious vision is balanced by a pragmatic business strategy that focuses on generating sustainable growth for our shareholders. To achieve this goal, our immediate focus is on developing a broad product portfolio that is adaptable for today's revenue-generating stationary, transportation and portable premium power markets. These premium markets - early adopters of fuel cell technologies that yield premium prices for workable solutions - are now beginning to generate the gross profits and cash flow to sustain us in the short-term so that our company and shareholders will prosper in the long-term when fuel cells are integrated into mass-market commercial products. In 2002, we proved that profitability is within reach as we more than doubled revenues and gross profits from the prior year while keeping our operating expenses in check. Our goal in 2003 is to become the first publicly traded fuel cell company to generate positive cash flow from operations, a testament to our continued focus on the bottom line.

(computer mouse graphic) www.hydrogenics.com

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[BEE GRAPHIC] [AUTOMOBILE GRAPHIC]

OPPORTUNITY

Interest in fuel cell technologies and systems has never been greater, driven by the world's growing thirst for reliable power and the need for new, sustainable and environmentally responsible sources of energy. Demand is accelerating as governments around the world fund programs to build energy security.

                                                    Photo courtesy of John Deere

[GRAPHIC OF HYPM-LP2]

HYPM-LP2
zero emission power for multiple
applications

TO BE A GLOBAL PLAYER IN EMERGING MARKETS

The potential for fuel cells to become a sustainable source of clean power continues to build global momentum. We matched this momentum in 2002 by expanding our presence as a key player in emerging markets around the world. We added new customers in Germany, France and the Netherlands, as well as four separate customers in China, demonstrating our ability to capitalize on the significant potential in a number of fast-growing markets. The acquisition of EnKAT GmbH in May 2002, a leading German-based manufacturer of fuel cell test systems, expanded the breadth of our product lines and further extended our reach in the European market. Our purchase of Greenlight Power Technologies, Inc., subsequent to the year-end, cemented our position as the world's preeminent supplier of fuel cell test systems and, more importantly, created additional capacity and dedicated resources to focus on our emerging power products business without diluting our efforts in our legacy test business. We ended 2002 with a record backlog of confirmed orders and active proposals for new power and test product business. We are confident that we have the ability to replicate the success we have demonstrated in our existing test business as we apply new focus on building an emerging business in fuel cell power products.

[COMPUTER MOUSE GRAPHIC] www.hydrogenics.com


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[CAR GRAPHIC] [WATER GRAPHIC]

PARTNER

We have built strong and enduring strategic partnerships with a number of global leaders in specific industry sectors. Through these alliances, we have access to advanced technologies, intellectual property and established channels to launch our products across a spectrum of premium power and, eventually, consumer markets.

                                                            Photo courtesy of GM
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[GRAPHIC OF HYUPS TRUCK]

HYUPS
reliable backup power

WITH THE INDUSTRY LEADERS

We have been highly successful in forging strategic alliances with global leaders in specific premium power sectors, partnering to more efficiently bring our products to market. In 2002, we celebrated the one-year anniversary of our relationship with General Motors with the successful demonstration of our regenerative fuel cell auxiliary power unit on a GM hybrid-diesel truck developed for the U.S. military. Our partnership with GM positions us in what we anticipate will become the largest market for fuel cell applications. We launched a new relationship with John Deere with the delivery of an innovative power module for their demonstrator fuel cell powered Commercial Work Vehicle. We announced an agreement with Dow Corning to jointly commercialize our "Seal-in-Place" technology, an innovative method of cost-effectively sealing fuel cell stacks, electrolyzers and membrane electrode assemblies. We also began a new contract with the Canadian government to lead a group of industry partners in the development of a hybrid fuel cell bus incorporating our power modules and proprietary vehicle-to-grid technology. Going forward, we will continue to seek strategic relationships that help us bring our products and technologies to market quickly and cost-effectively.

[COMPUTER MOUSE GRAPHIC] www.hydrogenics.com


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[CRYSTAL GRAPHIC]   [TICKER GRAPHIC]

CLARITY

We believe a total systems approach to our business will help us capitalize on the considerable opportunities in our markets. It is what we do with our technologies and expertise that is setting us apart from our peers, and building our brand as "The Company that Makes Fuel Cells Work".

(GRAPHIC OF FCATS TEST SYSTEM)

FCATS TEST SYSTEM
state-of-the-art fuel cell testing

TO SEE OUR FUTURE

Our success has been built around a clear and well-articulated business strategy that combines a shared long-term vision for our future potential with achievable short-term goals and objectives. This business plan, consistently pursued over the past five years, includes sufficient flexibility to quickly adapt to changes in our markets, technologies and adoption rates, while allowing us the ability to recognize and act on opportunities with significant long-term potential. Most importantly, our vision is formed by a conviction that hydrogen, as the most abundant substance in the universe, is poised to become the world's primary source of clean, safe, sustainable and economically viable energy. At Hydrogenics, we believe the hydrogen fuel cell is the most effective and efficient means to transform this basic element into useable energy, offering enormous potential to meet the world's ever-increasing demand for power in all regions of the globe. We believe that we are uniquely positioned to capitalize on the growing opportunities in our markets.

[COMPUTER MOUSE GRAPHIC) www.hydrogenics.com


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                               PRODUCT PORTFOLIO

FUEL CELL TESTING PRODUCTS

Hydrogenics' fuel cell testing and diagnostics equipment is manufactured and marketed by the Company's wholly-owned subsidiary, Greenlight Power Technologies.

FCATS

Fuel Cell Advanced Testing Systems (FCATS) were Hydrogenics' first commercial fuel cell system products. These highly engineered fully automatic testing systems meet the wide-ranging needs of developers of fuel cells and fuel cell components. They offer full flexibility to test, control, and monitor the performance and durability of individual fuel cells and fully assembled fuel cell stacks under a wide range of operating conditions.

FCATS S-SERIES

The S-Series is designed to test single fuel cells and very small fuel cell stacks up to 2 kW.

FCATS L-SERIES

The L-Series is designed to test large active area single cells up to 12 kW.

FCATS H-SERIES

The H-Series tests assembled fuel cell stacks up to 36 kW.

(GRAPHIC OF S-SERIES)

S-Series

(GRAPHIC OF H-SERIES)

H-Series

FCATS HX-SERIES

The HX-Series tests stacks from 48 kW to 120 kW to meet the needs of developers of automotive grade fuel cell stacks.

FUEL CELL DIAGNOSTIC EQUIPMENT

Hydrogenics also offers advanced fuel cell diagnostic equipment that employs real-time non-invasive techniques to test the electrical performance of individual cells in a stack. Diagnostic products are offered as stand-alone modules as well as FCATS-integrated options. IMPACT is an example of a stand-alone module that tests a fuel cell's electrical efficiency using an electrical impedance method.

FUEL CELL POWER PRODUCTS

HYPM

Hydrogenics' HyPM fuel cell power modules are fully integrated power generators that are suitable for a wide range of applications across stationary, mobile and portable power markets. The HyPM is a 'fuel in/electricity out' power module that runs on pure hydrogen and produces DC power. Our latest design is the low profile, low pressure 20 kW HyPM-LP2. 10 kW and 60 kW HyPM-LP2 power modules are under development.

HYUPS

HyUPS offers an attractive alternative to diesel generators and battery banks for critical backup applications. HyUPS is a 10-25 kW regenerative fuel cell system that utilizes an integrated electrolyzer module to produce its own hydrogen fuel from water. Other power outputs are available.

HYPORT C

HyPORT C is a 500 W fuel cell power generator integrated with a chemical hydride hydrogen generator. Ideal for remote locations, its `just add water' feature generates hydrogen at point of use as the fuel cell system powers a load.

HYPORT E

The regenerative HyPORT E fuel cell system is designed for auxiliary power applications up to 5 kW. It is particularly well-suited for vehicular non-propulsion applications. The integrated electrolyzer generates hydrogen from water using power from the vehicle's alternator while the engine is running. After the engine is turned off the fuel cell power module uses the stored hydrogen to power on-board and off-board electrical loads.

H2X ELECTROLYZER

Hydrogenics has developed proprietary technology in hydrogen generation using PEM electrolysis. We are demonstrating this technology as a fundamental component of Hydrogenics' regenerative fuel cell power systems, for example in our HyPORT E auxiliary power unit, as well as for stand-alone hydrogen generation.

(COMPUTER MOUSE GRAPHIC) www.hydrogenics.com

(GRAPHIC OF HyPM-LP2)

HyPM-LP2

(GRAPHIC OF HyUPS)

HyUPS

(GRAPHIC OF HyPORT C)

HyPORT C

(GRAPHIC OF HyPORT E)

HyPORT E

(GRAPHIC OF H2X Electrolyzer)

H2X Electrolyzer

FINANCIAL INFORMATION

Management's Discussion and Analysis              16
Management's Report                               31
Auditors' Report                                  32
Consolidated Financial Statements                 33
Notes to Consolidated Financial Statements        36
Directors and Officers                            54
Shareholder Information                           55

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following sets out management's discussion and analysis of our financial position and results of operations for the years ended December 31, 2002, 2001 and 2000. All financial information is reported in U.S. dollars. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Canadian GAAP differs in some respects from U.S. GAAP and these measurement differences have been disclosed in note 21 of our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, intends, anticipates, believes, estimates, forecasts, and expects" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things, technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; our ability to effectively integrate acquired companies; the ability to provide capital requirements for product development, operations and marketing; and our dependency on third party suppliers. Investors are encouraged to review the section in Management's Discussion and Analysis entitled "Business Risks" (page 29) for a more complete discussion of factors that could affect Hydrogenics' future performance.

OVERVIEW

We are a leading developer and manufacturer of proton exchange membrane (PEM) fuel cell automated test stations, fuel cell power products and a provider of engineering and other services. Our principal business is the commercialization of PEM fuel cells and PEM fuel cell systems for use in research and development, portable, stationary, transportation and other power applications. We have demonstrated expertise in PEM fuel cell test and optimization equipment, which represent the first phase of commercialization of PEM fuel cell systems. We have over 350 test stations installed across more than 50 customer sites capable of generating well over 1,000 kW of power.

Our commercial series of fuel cell advanced testing systems, FCATS, are designed for the control and testing of fuel cells. This equipment has become a critical enabling tool for many of the world's leading fuel cell technology developers, allowing stacks to operate as part of a sophisticated, fully integrated fuel cell power system. The versatile and extensive operating parameters of the FCATS product line enable customers to test and optimize stacks and other fuel cell components or systems in a rigorous and verifiable manner.

The FCATS product line extends from a screener, capable of testing up to 2 kW, to full stack testing machines, capable of operating at up to 120 kW of power. In addition to growing power requirements for test equipment, we have differentiated our product line by offering:

o     Advanced safety features;

o     Rapid transient response capability;

o     Accurate, dynamic control of humidification;

o     Real-time reformate blending and control;

o     Sophisticated unattended operation; and

o     High precision instrumentation for reliability and repeatability.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Prior to our acquisition of Greenlight Power Technologies Inc. in January 2003, our test business and our power products business were both operated out of our Mississauga facility. The acquisition of Greenlight has facilitated the creation of two dedicated business groups - one, located in Burnaby, British Columbia, focused solely on our test business and the other, located in Mississauga, Ontario, focused on developing our emerging power products business.

We made significant progress in 2002 on the development of our power products business. Our commercialization strategy continues to focus on premium power markets. Premium power markets are attractive for a number of reasons, not the least of which is the fact that they are populated with early adopters of technology. Early adopters such as those in R&D, military, aerospace and backup power markets, possess the technical sophistication to work with new technologies. As such, they are integral to our efforts to develop new and viable power solutions. In addition, these markets yield premium prices for workable solutions, a key factor in meeting our overriding goal of commercial sustainability.

Lower production volumes associated with supplying these markets is another important attribute. We expect that higher selling prices, combined with smaller production runs, will provide us with positive margins and, more importantly, learning cycles on a reduced level of capital investment. Given that fuel cell technology will continue to undergo significant change for some time, the alignment of our investment in R&D and manufacturing capacity, to the cost and adoption rate of the technology, is critical to our objective of commercial sustainability.

In addition, by targeting niche premium power markets, we expect to build enduring customer relationships that will sustain our growth as fuel cells gain traction in commercial markets. Successfully addressing premium power markets should provide the cash flow and, most importantly, the necessary experience for us to succeed in the higher volume commercial and consumer markets of the future.

In 2003 we will continue to balance financial sustainability with growing product and market opportunities. Our commitment to meeting milestones is well established and all goals for 2002 were met or exceeded. For 2003, we would like to:

o Become the first publicly traded fuel cell company to achieve breakeven operating cash flow;

o Partner with industry leaders to access funding, further develop technology and create new market opportunities;

o     Drive cost reductions in parts, materials and labor;

o     Deliver prototypes for field testing in multiple premium power markets;

o Develop modular architecture to accommodate a wider array of applications and power ranges;

o     Launch a next generation test and diagnostic product line; and

o     Expand customer base in all regions for fuel cell test and power products.

While the past is never a guarantee for the future, we believe that our track record at this early stage of the evolution of the fuel cell industry bodes well for continued success in 2003.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Our accounting policies are detailed in note 2 of our consolidated financial statements, with key policies highlighted below.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUE RECOGNITION

      Revenues related to the sale of fuel cell test stations, power modules and fuel cell system components are recorded when goods are delivered, title passes to the customer; consideration is fixed and determinable, and collection is reasonably assured.

      Revenues relating to system integration, engineering and testing services are recorded as services are rendered.

      Revenues from sale-type lease arrangements are recognized when all the following criteria are met: evidence of an agreement exists; goods are delivered; compensation is fixed or determinable, and collection is reasonably assured.

      Revenues from long-term contracts are determined under the percentage-of-completion method, whereby revenues are recognized on a pro rata basis in relation to contract costs incurred.

FOREIGN CURRENCY TRANSLATION

      As a result of increased U.S. dollar denominated transactions, effective January 1, 2002 the U.S. dollar was adopted as our functional currency. This change was applied prospectively. Monetary assets and liabilities are translated at the rate of exchange at the end of the year. Non-monetary assets are translated at historical rates of exchange. Revenues and expenses denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange on the date of the transaction, except for depreciation and amortization which are translated at historical rates. Translation gains and losses primarily arise from the translation of monetary assets and liabilities and are reflected in the results of operations.

STOCK-BASED COMPENSATION

      Effective January 1, 2002, we adopted the new Canadian standard for reporting stock-based compensation. This standard applies to all awards granted on or after January 1, 2002 and requires the fair value based method of accounting for direct awards of stock to employees and equity instruments granted to non-employees. For stock options granted to employees, this standard allows either the recognition of compensation expense based on the estimated fair value at the date of grant or, alternatively, note disclosure of pro-forma net earnings and earnings per share data as if the stock-based compensation had been recognized.

      We have opted for note disclosure of the pro-forma net earnings and earnings per share.

USE OF ESTIMATES

      The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include allowances for potentially uncollectible accounts receivable, warranty provisions, useful life estimates for acquired intellectual property and other long-lived assets, valuation allowances for future income tax assets, stock option volatility, expected life of stock options and provisions for costs to complete contracts in progress.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

REVENUES

      Revenues were $15.8 million for the year ended December 31, 2002 compared with $7.4 million for 2001. The year-over-year annual increase was driven by all revenue categories with test revenues up 36 percent, power products up 55 percent and engineering services up 1,325 percent, as compared with 2001 annual revenues.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


(millions of U.S. dollars)                               2002              2001
Test                                                      5.6               4.1
Power Products                                            4.5               2.9
Engineering Services                                      5.7               0.4
                                                       ------            ------
Total                                                    15.8               7.4

Test revenues include revenues related to the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components. FCATS equipment orders improved considerably in 2002 following the launch of our new models, resulting in record backlog of confirmed orders for test equipment sales entering into 2003.

Testing services emerged as a significant contributor to 2002 test revenues and is the primary reason for the year-over-year growth in test revenues. Testing services are anticipated to be a growth area for test revenues going forward. We have 25 test stations available for third party testing contracts or internal research and development activity. We anticipate adding to the number of test stations available for third party testing in support of the growing demand for these services.

Power products revenues include revenues related to system integration, fuel cell stacks, power modules and auxiliary power modules. Power products revenues increased to $4.5 million during 2002 compared with $2.9 million in 2001. Increased unit sales of fuel cell prototypes were the primary contributor to the growth in revenue. Capitalizing on the success of our research and development activity and our growing relationships with leading fuel cell programs around the world, power products have come to represent a new and growing area of our business.

Engineering service revenues are derived from an engineering services contract with General Motors, pursuant to which we provide technician and support services at a General Motors facility. This service contract commenced in late 2001 and was not a significant part of revenues during 2001. These services peaked in 2002, and while we will continue to have engineering services revenue during 2003, we anticipate an approximate 30 percent decline in revenues from this contract.

GEOGRAPHIC BREAKDOWN:

North American revenues have experienced the most significant growth, due primarily to the growth in engineering services revenues. The 40 percent growth in European revenues was, in part, a result of the acquisition of EnKAT GmbH (EnKAT) in May 2002. The decline in Asian revenues is timing related as production for confirmed orders was delayed until late 2002 and will be shipped in 2003.

                                    2002         % of         2001         % of
                                       $     revenues            $     revenues
N.A. - Test and Power Products     7,177           46        3,181           43
N.A. - Engineering Services        5,758           36          378            5
Europe                             1,930           12        1,400           19
Asia                                 975            6        2,459           33
                                  ------       ------       ------       ------
                                  15,840          100        7,418          100

The majority of our revenues continue to be concentrated with three customers. Our three largest customers contributed 75 percent, 70 percent and 80 percent of total revenues for the years 2002, 2001 and 2000, respectively. Excluding our engineering services contract with General Motors, our three largest customers contributed 60 percent of total revenues for 2002. Consistent with prior years, the composition of our three largest customers has changed in each of the years. For 2002, two of our top three customers are new and the revenues from these new customers were derived from power products.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenues from General Motors for 2002 were $9.9 million, or 63 percent of total revenues, compared with $3.2 million, or 43 percent of total revenues, for 2001 with the vast majority of the increased revenues coming from the relatively low-margin engineering services.

Based on preliminary information, we expect consolidated revenues to approximately double in 2003. The acquisition of Greenlight in January 2003 will contribute to the increase as will expanded marketing and service efforts in Asia and Europe.

COST OF REVENUES

Cost of revenues was $10.7 million for 2002 compared with $4.9 million for 2001. Cost of revenues consists primarily of materials and direct labour, relating to engineering, design and build. The costs of providing engineering services, although heavily oriented towards research and development activities, are matched with corresponding revenues and are included in cost of revenues. The year-over-year increase of 118 percent is directly related to the increases in revenues described above.

We expect to realize certain cost of sales synergies as a result of the integration of Greenlight with Hydrogenics.

GROSS PROFITS

Gross profits were $5.1 million, or 32 percent of revenues for the year ended December 31, 2002 compared with $2.5 million, or 33 percent of revenues for 2001. Gross margins, of 39 percent from test and power products combined, drove this stronger than anticipated performance. Engineering services, although contributing positively to gross profits, somewhat offset these strong gross margins, causing the overall gross margins to come in at 32 percent.

For 2003, we expect gross profits, as expressed in absolute dollars, to increase due primarily to an anticipated increase in revenues. Gross margins, as a percent of revenues, may decline somewhat as we expect engineering services gross profits to decline due to both a reduction in contracted revenues as well as a decline in corresponding gross margins.

Increased gross profits due to revenue growth and consistent gross margins are important to the achievement of breakeven operating cash flow, as measured by earnings before interest, taxes, depreciation and amortization, EBITDA. These positive gross profits combined with grants received for research and development projects are used to fund our market and product development activities.

SELLING, GENERAL AND ADMINISTRATION

Selling, general and administration expenses (SG&A) were $6.7 million for the year ended December 31, 2002 compared with $4.4 million for 2001. SG&A consists primarily of wages and salaries relating to our sales, marketing and corporate staff, professional fees, travel, insurance and facilities costs. We are expecting SG&A to grow at a slower pace than the anticipated increase in gross profits as we gain economies of scale and improve productivity. The 51 percent increase in SG&A in 2002 compares favorably with a 113 percent increase in revenues and 107 percent increase in gross profit. The year-over-year increase in SG&A is attributable primarily to four factors:

- Increased wages and salaries relating to our sales, marketing and corporate staff. Average SG&A headcount grew, year-over-year from 25 to 40 people, with Germany and Japan contributing 75 percent of the growth;

- Increased insurance costs. Insurance rates are up 30 percent year-over-year;

- Expansion of our German operations after the EnKAT acquisition from four to ten employees; and

- Increased legal fees associated with our defence of a patent infringement claim against us.

We expect SG&A to increase in 2003, due in part to the acquisition of Greenlight in January 2003, as well as, our increasing efforts to develop market opportunities for power products. Certain SG&A synergies are expected to be realized as a result of the integration of Greenlight with Hydrogenics.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



RESEARCH AND DEVELOPMENT

Research and development (R&D) expenses were $4.2 million for the year ended December 31, 2002, compared with $3.5 million for the year ended December 31, 2001. R&D expenses consist of materials, labor costs and benefits, legal fees for the protection of intellectual property and overhead attributable to research and development activity.

Alignment of resources with market and product development opportunities remains a critical element in growing Hydrogenics at a sustainable pace. Our R&D efforts remain focused on viable commercial applications and continue to be funded by:

-     Positive gross profits;

-     Government research grants;

-     Joint development agreements; and

-     Existing cash reserves, where necessary.

The new "LP2" power module was a substantial component of our increased R&D activity during 2002.

RESEARCH AND DEVELOPMENT GRANTS

R&D grants were $0.5 million for 2002, compared with $1.2 million for 2001. We are actively pursuing additional government funding opportunities and have secured substantial new R&D grants including a recently announced bus project with Natural Resources Canada.

We expect that these R&D grants, combined with an anticipated increase in gross profits, will help drive us to operating cash flow breakeven in 2003. Government agencies are increasingly expected to play a key role in support of the necessary technology and product demonstrations required to bring fuel cells to commercialization.

R&D grants, which include government funding and monies received under joint development agreements, are disclosed as a reduction of expense in the Consolidated Statements of Operations and are not included in revenues.

DEPRECIATION OF PROPERTY PLANT AND EQUIPMENT

Depreciation expense was $1.3 million for the year ended December 31, 2002, compared with $0.7 million for the year ended December 31, 2001. The majority of the increase is a result of additional test equipment purchased and manufactured during the year and the full year's depreciation of test equipment acquired and manufactured in 2001.

Depreciation is expected to increase in 2003 with full year charges on equipment added during 2002, the acquisition of Greenlight and the expected addition of more equipment during 2003.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets was $15.2 million for the year ended December 31, 2002, compared with $3.5 million for the year ended December 31, 2001. The majority of the increase is attributable to the amortization of intangible assets that we purchased from General Motors in October 2001. Pursuant to that transaction we purchased a perpetual royalty free intellectual property license to use certain fuel cell stack technology, in exchange for common shares and share purchase warrants in Hydrogenics. The value of acquired intellectual property and the corresponding expected life of this asset were estimated by management with verification from an independent valuator.

On May 1, 2002, we acquired all the issued and outstanding shares of EnKAT based in Gelsenkirchen, Germany. EnKAT designs and manufactures test systems for fuel cells, reformers and electrochemical engines and is our only European subsidiary. Part of the purchase included management services contracts for five years with each of the two principals of the acquired company. The fair value of these contracts on the date of acquisition was $0.6 million, which is being amortized on a declining basis at an annual rate of 50 percent.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



On January 7, 2003, we acquired all the issued and outstanding shares of Greenlight, based in Burnaby, British Columbia, Canada. Greenlight designs and manufactures test systems and will be our principle operating subsidiary for test equipment and test services.

Assuming no additional intangible asset purchases or value impairment, and factoring in the intangibles related to the Greenlight acquisition, the projected amortization charge for the next five years will be:


                                                                     $ (000's)
2003                                                                 13,746
2004                                                                  9,327
2005                                                                  5,632
2006                                                                    970
2007                                                                    485

We will continue to highlight the non-cash impact on earnings of these amortization charges while they continue to have material impact on financial results. In 2002, this non-cash impact was $15.2 million, or $0.32 per share, compared with $3.5 million, or $0.8 per share, in 2001.

For 2003, the non-cash impact of the amortization of intangibles is expected to be $14.7 million, or $0.28 per share.

PROVINCIAL CAPITAL TAX

Provincial capital tax expense was $0.2 million for the year ended December 31, 2002, compared with $0.1 million for the year ended December 31, 2001. The increase results from holding a higher proportion of net assets at year end in a form which is subject to tax.

INTEREST AND BANK CHARGES

Interest income, net of bank charges and interest expense, was $1.1 million for the year ending December 31, 2002, compared with $2.9 million for 2001. The decrease in interest income is a direct result of lower rates of investment interest returns combined with lower cash balances.

Our investments are held exclusively in short-term high quality corporate or government backed notes.

FOREIGN EXCHANGE

A net foreign exchange gain of $0.5 million was reflected in results of operations for the year ended December 31, 2002 compared with a net foreign exchange gain of $3.0 million for the year ended December 31, 2001. The 2002 foreign exchange gain was primarily attributable to holding Canadian denominated short-term investments at a time when the Canadian dollar strengthened against the U.S. dollar.

Effective January 1, 2002 we adopted the U.S. dollar as our functional currency. As a result, monetary assets and liabilities denominated in a currency other than the U.S. dollar give rise to a foreign currency gain or loss reflected in earnings. Prior to this date, the Canadian dollar was our functional currency. The 2001 foreign exchange gain was primarily attributable to holding U.S. denominated short-term investments in the context of a weakening Canadian Dollar.

We currently hold approximately 54 percent of our short-term investments in Canadian dollars. Over time, we anticipate that the majority of our cash and short-term investments will be held in U.S. dollars, thereby minimizing our exposure to foreign currency translation gains and losses.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


INCOME TAXES

Income tax expense was $0.3 million for the year ended December 31, 2002, compared with $0.2 million for the year ended December 31, 2001. The expense is attributable to the federal large corporations tax, which is based on our taxable capital. Similar to the Provincial capital tax, changes in this expense are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base.

There was no tax on income for the years ended December 31, 2002 and 2001 due to tax losses of the Company. Due to historical losses, we have provided a valuation allowance against the full amount of tax loss carry forwards of $12.2 million.

NET LOSS FOR THE YEAR

The net loss was $20.6 million for the year ending December 31, 2002 compared with $2.8 million for the year ended December 31, 2001. Excluding the non-cash amortization of intangibles of $15.2 million in 2002 and $3.5 million in 2001, the net loss would have been $5.4 million for 2002 compared with a net income of $0.6 million for 2001. The non-cash amortization of intangibles has been highlighted because of its significant impact on operating results without a corresponding impact on cash flow.

The year-over-year reduction in earnings of $17.8 million is primarily attributable to:

Gross margin                                                     $ 2.7 million
Non-cash amortization intangible assets                          $(11.8 million)
Other income and expenses - including foreign exchange           $ (4.4 million)
and interest
Other operating expenses                                         $ (4.2 million)
Other                                                            $ (0.1 million)

Total                                                            ($17.8 million)

Loss per share was $0.43 for the year ended December 31, 2002 compared with $0.07 for the year ended December 31, 2001. Excluding the non-cash amortization of intangibles of $0.32 per share in 2002 and $0.09 per share in 2001, basic and fully diluted loss per share was $0.11 for the year ended December 31, 2002 compared with basic and fully diluted earnings per share of $0.02 for the year ended December 31, 2001.

SHARES OUTSTANDING

For the year ended December 31, 2002, the weighted average number of shares used in calculating the loss per share was 48.4 million shares. The number of common shares outstanding at December 31, 2002 was 48.8 million shares. For the year ended December 31, 2001, the weighted average number of shares used in calculating the loss per share was 38.2 million shares. The number of common shares outstanding at December 31, 2001 was 47.9 million.

Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the loss per share as the effect would be anti-dilutive.

Stock options outstanding were 2.6 million as at December 31, 2002 of which 1.6 million were exercisable. There were 2.5 million share purchase warrants outstanding, of which 864 thousand were exercisable. Consistent with Canadian and U.S. GAAP, information on stock options has been disclosed in notes 10 and 21 of our consolidated financial statements.

Over the past year our three founders have elected to engage in some personal financial diversification by selling a relatively small percentage of their direct holdings in Hydrogenics. These sales are from personal direct shareholdings and do not result

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

from the exercise of stock options. Therefore, as they sell, there is no corresponding dilution but rather, increased liquidity in our public float. These selling programs are in full compliance with applicable securities legislation and have been disclosed on a quarterly basis. In selling these shares, the founders have entered into irrevocable contracts to sell shares over an extended period of time and as such they have no opportunity to "time the market".

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

REVENUES

Revenues were $7.4 million for the year ended December 31, 2001 compared with $8.9 million for 2000. The reduction in revenues was attributable to a decline in units of test equipment sold. We believe test equipment sales were curtailed or deferred because of weak economic and capital markets in 2001. The reduction in revenue due to test equipment deferrals was somewhat mitigated by sales of power products and other growing streams of revenue.

In addition to test equipment sales, our revenue mix broadened during the year to include power modules, systems integration and fuel cell related engineering services. Test equipment accounted for approximately 55 percent of revenues in 2001, compared with nearly all revenues being derived from test equipment in 2000.

Geographically, there was a significant expansion of our business in Asia, particularly in Japan. Asia accounted for 33 percent of total revenues, compared with 3 percent of total revenues in 2000; North America and Europe combined, accounted for 67 percent in 2001 compared with 97 percent in 2000.

                                2001          % of          2000          % of
                                   $      revenues             $      revenues
North America                  3,559            48         5,133            58
Asia                           2,459            33           308             3
Europe                         1,400            19         3,442            39
                               -----         -----         -----         -----
                               7,418           100         8,883           100

Although our customer base expanded in 2001, the majority of our revenues were still concentrated with our three top customers. For 2001, 2000 and 1999 our three largest customers contributed 70 percent, 78 percent, and 80 percent, respectively, although the specific customers within this group have changed during this period.

GROSS MARGIN

Cost of revenues were $4.9 million for the year ended December 31, 2001 compared with $6.5 million for the year ended December 31, 2000. Correspondingly, gross margins were $2.5 million, or 33 percent of revenues, for the year ended December 31, 2001 compared with $2.4 million or 27 percent for 2000.

Changes in gross margin percentages were attributable to the product mix and degree of customization on specific projects. Individual projects, due to their relatively large size, can have a significant impact on the overall gross margins. During the fourth quarter of 2000 there were a number of low margin contracts that impacted the overall gross margins.

Cost of revenues comprises materials, direct labor costs and benefits, and indirect labor costs and benefits relating to engineering and design and overhead.

Selling, General and Administration

SG&A was $4.4 million for the year ended December 31, 2001, compared with $2.1 million for 2000.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The significant increase in SG&A in 2001 was a result of:

- full year operation in the Mississauga, Ontario, head office and Rush, New York, facilities with the associated costs;

- increased sales and marketing in Asia and support for our marketing efforts in broader geographic areas;

-     full year costs for administrative and support staff hired in late 2000;

- full year costs associated with being a public company including insurance, investor relations and fulfilling strong corporate governance requirements.

RESEARCH AND DEVELOPMENT

R&D expenses were $3.5 million for the year ended December 31, 2001, compared with $0.8 million for the year ended December 31, 2000.

Material costs related to specific development projects, combined with an approximate tripling of research and development staff were the primary contributors to the increase in R&D expenses in 2001.

R&D efforts were funded by internal cash reserves as well as government research grants and joint development agreements. The external funding arrangements were not included in revenues but recorded as a reduction to our R&D expenses.

For financial statement presentation purposes, we reclassified depreciation expense on R&D equipment from R&D expense to depreciation expense. This resulted in a reduction in the R&D expense of $0.4 million for 2001 and $0.1 million for 2000.

DEPRECIATION OF PROPERTY PLANT AND EQUIPMENT

Depreciation expense was $0.7 million for the year ended December 31, 2001, compared with $0.2 million for the year ended December 31, 2000. The majority of the increase was a result of test equipment used in research and development programs.

AMORTIZATION OF INTANGIBLE ASSETS

In October 2001 we purchased from General Motors, in exchange for common shares and share purchase warrant in Hydrogenics, a perpetual royalty-free intellectual property license to use certain fuel cell stack technology. As a result of this transaction, General Motors became a related company holding a 24 percent of our common shares. The value of the intangible assets and the corresponding expected life of the asset were estimated by management with verification from an independent valuator. The intangible assets are being amortized on a declining basis of 50 percent per year which reflects the rapid change in technology during the initial years. The declining balance method of amortization was considered to best reflect the pattern in which the economic benefits of the intangible assets will be consumed by the Company.

ACCRUED DIVIDEND AND AMORTIZATION OF DISCOUNT ON PREFERRED SHARES

Concurrent with our initial public offering in November 2000 all issued and outstanding preferred shares were converted to common shares. Under Canadian GAAP issued and outstanding preferred shares were treated, in part, as debt.

PROVINCIAL CAPITAL TAX

Provincial capital tax expense was $0.1 million for the year ended December 31, 2001, compared with $0.3 million for the year ended December 31, 2000. The decrease is a result of investment allowances, which in part are based on the maturity terms of short-term investments. The increase in provincial capital tax from 1999 is directly attributable to our initial public offering on November 1, 2000. Due to timing of the initial public offering the above-mentioned investment allowances were not available for the year ended December 31, 2000.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



INTEREST AND BANK CHARGES

Interest income, net of bank charges and interest expense, was $2.9 million for the year ending December 31, 2001, compared with $0.8 million for 2000. The increase resulted from holding short-term investments throughout 2001 compared with two months in 2000.

FOREIGN EXCHANGE

Net foreign exchange gain was $3.0 million for the year ended December 31, 2001 compared with a net foreign exchange loss $1.3 million for the year ended December 31, 2000. This foreign exchange gain was primarily attributable to holding U.S. denominated short-term investments as the Canadian dollar weakened against the U.S. dollar. The foreign exchange loss in 2000 was attributable to a strengthening of the Canadian dollar during the last quarter of the year.

As at December 31, 2001 we held approximately 65 percent of our short-term investments in Canadian dollars.

INCOME TAXES

Income tax expense was $0.2 million for the year ended December 31, 2001, compared with $0.2 million for the year ended December 31, 2000. The expense was attributable to the federal large corporations tax, which is based on our taxable capital. During 2001 certain short-term investments were eligible to be deducted from net assets to arrive at an adjusted net asset base.

There was no tax on income for the years ended December 31, 2001, and 2000 because of tax losses of the Company. Due to historical losses, we have provided a revaluation allowance against the full amount of tax loss carry forwards of $6.5 million.

NET LOSS FOR THE YEAR

The net loss was $2.8 million for the year ending December 31, 2001 compared with $1.7 million for the year ended December 31, 2000. Excluding the non-cash amortization of $3.5 million for intangible assets, net income would have been $0.6 million for 2001. The non cash amortization of intangible assets has been highlighted because of its individually significant impact on operating results without a corresponding impact on the cash flow.

Loss per share was $0.07 for the year ended December 31, 2001 compared with $0.08 for the year ended December 31, 2000. Excluding the non-cash amortization of $0.09 per share for amortization of intangible assets basic and fully diluted earnings per share was $0.02.

The weighted average number of shares used in calculating the loss per share increased to 38.2 million shares as a result of the full year effect of our public offering in November 2000. Pursuant to the General Motors transaction, we issued an additional 11.4 million shares on October 16, 2001. The number of common shares outstanding at December 31, 2000 was 47.9 million shares.

Options granted under the Company's stock option plan and share purchase warrants outstanding were not included in the calculation of the loss per share as the effect would be anti-dilutive. At year end there were 3.1 million stock options outstanding, of which 2.0 million were exercisable and 2.5 million share purchase warrants outstanding, of which 0.1 million were exercisable.

QUARTERLY RESULTS OF OPERATIONS

The following tables show the unaudited consolidated statements of operations for the past eight quarters ending December 31, 2002. The information has been obtained from our quarterly unaudited financial statements which have been prepared in accordance with Canadian GAAP and, in the opinion of management, have been prepared using accounting policies consistent with the audited financial statements and include all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

2002 QUARTER ENDED (Unaudited)
(thousand of U.S. dollars - except per share amounts)

                                             March 31          June 30      September 30       December 31        Total Year
                                             --------          -------      ------------       -----------        ----------
REVENUES                                       2,140             3,471             4,411             5,818            15,840
COST OF REVENUES                               1,551             2,413             2,924             3,815            10,703
                                             -------           -------           -------           -------           -------
                                                 589             1,058             1,487             2,003             5,137

OPERATING EXPENSES
Selling, general and administrative            1,155             1,481             1,788             2,234             6,658
Research and development                         873             1,057             1,428               877             4,235
Research and development grants                 (254)                -              (114)             (106)             (474)
Depreciation of property plant
  and equipment                                  296               328               348               306             1,278
Amortization of intangibles                    3,719             3,828             3,833             3,843            15,223
                                             -------           -------           -------           -------           -------
                                               5,789             6,694             7,283             7,154            26,920
                                             -------           -------           -------           -------           -------
INCOME (LOSS) FROM OPERATIONS                 (5,200)           (5,636)           (5,796)           (5,151)          (21,783)

OTHER INCOME (EXPENSE)
Provincial capital tax                           (35)              (35)              (35)              (85)             (190)
Interest and bank charges                        309               254               286               272             1,121
Foreign exchange (gains) losses                  (77)            1,994            (1,398)              (24)              495
                                             -------           -------           -------           -------           -------
                                                 197             2,213            (1,147)              163             1,426
                                             -------           -------           -------           -------           -------
Income (loss) before income taxes             (5,003)           (3,423)           (6,943)           (4,988)          (20,357)
Income tax expense (recovery)                     37                37                37               143               254
                                             -------           -------           -------           -------           -------
NET INCOME (LOSS) FOR THE PERIOD              (5,040)           (3,460)           (6,980)           (5,131)          (20,611)
                                             =======           =======           =======           =======           =======

EARNINGS (LOSS) PER SHARE

Basic and fully diluted                        (0.10)            (0.07)            (0.14)            (0.11)            (0.43)

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


2001 QUARTER ENDED (Unaudited)
(thousand of U.S. dollars - except per share amounts)

                                        March 31           June 30      September 30       December 31        Total Year
                                        --------           -------      ------------       -----------        ----------
REVENUES                                     656             1,108             2,450             3,204             7,418
Cost of revenues                             443               734             1,663             2,101             4,941
                                         -------           -------           -------           -------           -------
                                             213               374               787             1,103             2,477

OPERATING EXPENSES
Selling, general and administrative          818             1,175             1,269             1,141             4,403
Research and development                     563               751             1,185             1,019             3,518
Research and development grants             (328)             (225)             (391)             (237)           (1,181)
Depreciation of property plant
and equipment                                119               143               234               220               716
Amortization of intangibles                    _                 _                 _             3,459             3,459
                                         -------           -------           -------           -------           -------
                                           1,172             1,844             2,297             5,602            10,915
                                         -------           -------           -------           -------           -------
LOSS FROM OPERATIONS                        (959)           (1,470)           (1,510)           (4,499)           (8,438)

OTHER INCOME (EXPENSE)
Provincial capital tax                       (64)              (63)               18               (14)             (123)
Interest and bank charges                    989               779               619               540             2,927
Foreign exchange (gains) losses            2,989            (1,473)            1,216               242             2,974
                                         -------           -------           -------           -------           -------
                                           3,914              (757)            1,853               768             5,778

INCOME (LOSS) BEFORE INCOME TAXES          2,955            (2,227)              343            (3,731)           (2,660)
                                         -------           -------           -------           -------           -------
Income tax expense                            43                43                26                44               156
                                         -------           -------           -------           -------           -------
NET INCOME (LOSS) FOR THE PERIOD           2,912            (2,270)              317            (3,775)           (2,816)
                                         =======           =======           =======           =======           =======

Earnings (loss) per share

Basic                                       0.08             (0.06)             0.01             (0.08)            (0.07)
Fully diluted                               0.07             (0.06)             0.01             (0.08)            (0.07)

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, we held cash and short-term investments of $60.0 million, compared with $65.8 million at December 31, 2001. At December 31, 2002, we held cash of $1.0 million and short-term investments of $59.0 million, compared with $1.6 million in cash and $64.2 million in short-term investments at December 31, 2001.

The balance of cash and short-term investments has decreased by $5.8 million between December 31, 2001 and December 31, 2002. The majority of such cash has been used for funding operations. To the extent that our cash flow from operations is insufficient to fund ongoing operations and capital expenditures, we will draw on our cash and short-term investment balances.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash used in operations for the year ended December 31, 2002 was $3.9 million, compared with $5.7 million used in the year ended December 31, 2001. Non-cash working capital decreased during the year by $0.4 million despite the doubling of revenues.

- Accounts receivable increased $1.3 million at December 31, 2002 to $5.7 million from $4.4 million at December 31, 2001 as a result of a 82 percent increase in revenues during the fourth quarter of 2002 compared with the fourth quarter of 2001;

- Inventories increased $1.8 million at December 31, 2002 to $4.8 million from $3.0 million at December 31, 2001 primarily as a result of the significant increase in confirmed orders at December 31, 2002. Raw material inventories, many of which have long lead times, have increased to $2.2 million at December 31, 2002 from $2.0 million at December 31, 2001. Work-in-progress increased to $2.2 million at December 31, 2002 from $0.5 million at December 31, 2001. Finished goods inventory remained consistent at $0.5 million;

- Trade payables increased to $2.2 million at December 31, 2002 compared with $1.1 million at December 31, 2001.

We have an operating line of credit available of up to $0.6 million bearing interest at prime plus 0.5 percent. We utilize this facility for overdraft protection and, when necessary, letters of guarantee or letters of credit. The facility is collateralized by a general security agreement over all assets of the Company.

INVESTING ACTIVITIES

Property, plant and equipment purchases for the year ended December 31, 2002 were $1.5 million, compared with $3.1 million for the year ended December 31, 2001 and $1.5 million for the year ended December 31, 2000. The majority of the increase in 2002 is attributable to the expansion of our testing facilities for internal and customer directed R&D programs.

Capital expenditure plans for 2003 and subsequent years will result in further increases in property, plant and equipment as we continue our manufacturing and development initiatives.

FINANCING ACTIVITIES

During 2002, 877,675 shares were issued for $0.2 million under our stock option plan compared with 994,000 shares issued for $128,000 during 2001.

BUSINESS RISKS

We commenced operations of our fuel cell business in 1995 and since that time have been engaged principally in research and development relating to fuel cell systems and the manufacture and sale of fuel cell testing equipment. Accordingly, there is a limited financial basis upon which one can evaluate our business and performance to date. The fact that we have only been in business for a short period of time and operate in a developing market means we face considerable challenges, expenses and difficulties to design, develop and manufacture new products in each of our proposed markets.

Our current business strategy is to significantly expand our development and manufacture of fuel cell products and to market these products in the transportation, stationary and portable power markets. In so doing, we will incur significant expenditures for research and development, expansion of our manufacturing capabilities, general administrative and sales and marketing expenses. As a result of these increased costs, we will need to generate significantly higher revenues to achieve and sustain profitability.

                             Hydrogenics Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Fuel cells currently cost significantly more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell products is dependent largely on material and manufacturing costs. There is no guarantee that these costs will be reduced to the level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity.

To date, a small number of customers have accounted for a significant majority of our revenues and will continue to do so for the foreseeable future. If we lose any of these customers and do not attract additional customers, we may not generate sufficient revenues to offset any such loss of revenues and our financial results would be materially adversely affected.

Our largest shareholder and historically our largest customer by revenue is General Motors. There is no guarantee that the interests of Hydrogenics will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Any change in our relationship with General Motors could have a material adverse affect on our business and future prospects.

We expect our revenues and operating results to vary significantly from quarter to quarter. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a business customer and the first receipt of revenue from sales to that customer. Our products are highly-engineered and expensive to produce and many are still in development stages. Often, the length of time between approaching a customer and delivering our products to that customer can span several quarterly reporting periods. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful.

Exchange rate fluctuations may cause fluctuations in our quarterly results. We transact business internationally in multiple currencies. Accordingly, gains and losses on the conversion of foreign currency assets may contribute to fluctuations in our results of operations, and fluctuating exchange rates could cause reduced revenue and gross margins from our international sales.

Failure to protect our existing intellectual property rights may reduce our ability to prevent others from using our technology. Some of our technology is not covered by any patent or patent application. Our ability to establish and maintain our competitive position may be strengthened in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense for us, adversely affect the sales of any products involved or the use of licensing of related intellectual property, and divert the efforts of our technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor. In January, 2002, Lynntech Inc. commenced a legal action against us, alleging patent infringement. Although we believe the claim to be unfounded and without merit, there is no certainty the litigation will be resolved in our favor. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. The failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes that exploit such intellectual property.

We regularly field test our products and plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Any problem or perceived problem with our field tests, whether originating from our technology, from our design, or from third parties, could hurt our reputation and the reputation of our products and limit our sales.

We may acquire technologies or companies in the future. Entering into an acquisition entails many risks. The acquisition risks that could materially harm our business include: diversion of management's attention from other business concerns; increased expenditures relating to integration and restructuring activities; failure to effectively assimilate the acquired technology, employees or other assets of the acquired company into our business; loss of key employees from either our current business or the acquired business; and, assumption of significant liabilities of the acquired company. In addition, our shareholders' interests in our Company will be diluted if we issue equity securities in connection with an acquisition.

                             Hydrogenics Corporation

                               MANAGEMENT'S REPORT


TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management's best judgments. The significant accounting policies which management believes are appropriate for the Company are described in note 2 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these financial statements.

Management has established and maintains a system of internal control that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the Company's operating and financial results, and that the Company's assets are safeguarded.

The board of directors, through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is has a majority of outside directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with generally accepted auditing standards in Canada and the United States of America on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.


/s/ Pierre Rivard                   /s/ Gary Brandt

Pierre Rivard (signed)              Gary Brandt (signed)
President and CEO                   Chief Financial Officer


April 30, 2003
Mississauga, Ontario

                             Hydrogenics Corporation

                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION

We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP



(PricewaterhouseCoopers LLP)

PricewaterhouseCoopers LLP (signed) Chartered Accountants
February 5, 2003, except as to Note 20 which is as of April 28, 2003 Toronto, Canada

                             Hydrogenics Corporation

                          CONSOLIDATED BALANCE SHEETS


As at December 31, 2002 and 2001                                      2002               2001
(thousands of U.S. dollars)

ASSETS
CURRENT ASSETS
Cash                                                                   994              1,639
Short-term investments                                              59,057             64,170
Accounts receivable (note 3 and 13)                                  5,664              4,353
Grants receivable                                                      396                741
Inventories (note 4)                                                 4,780              2,969
Prepaid expenses                                                       316                129
                                                                  --------           --------
                                                                    71,207             74,001

Deposits                                                               103                102
Property, plant and equipment (note 5)                               3,855              3,780
Intangible assets (note 6)                                          15,512             29,750
                                                                  --------           --------
                                                                    90,677            107,633
                                                                  ========           ========

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 7 and 13)             4,105              1,542
Unearned revenue                                                       571                 51
Income taxes payable                                                   144                 11
                                                                  --------           --------
                                                                     4,820              1,604

LOANS PAYABLE (note 8)                                                 425                208
                                                                  --------           --------
                                                                     5,245              1,812
                                                                  --------           --------

SHAREHOLDERS' EQUITY
Share capital and other equity (note 9)                            114,748            114,526
Deficit                                                            (25,270)            (4,659)
Foreign currency translation adjustment                             (4,046)            (4,046)
                                                                  --------           --------
                                                                    85,432            105,821
                                                                  --------           --------
                                                                    90,677            107,633
                                                                  ========           ========


Commitments and contingencies (note 11)
Approved by the Board of Directors:



/s/ Norman Seagram                      /s/ Pierre Rivard

Norman Seagram, (signed)                Pierre Rivard, (signed)
Chairman                                President, CEO


The accompanying notes form an integral part of these consolidated financial statements.

                             Hydrogenics Corporation

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31 2002, 2001 and 2000                        2002                  2001                  2000
(thousands of U.S. dollars, except for share and per share
amounts)
REVENUES                                                                 15,840                 7,418                 8,883

COST OF REVENUES                                                         10,703                 4,941                 6,485
                                                                    -----------           -----------           -----------
                                                                          5,137                 2,477                 2,398
                                                                    -----------           -----------           -----------
OPERATING EXPENSES
Selling, general and administrative                                       6,658                 4,403                 2,069
Research and development                                                  4,235                 3,518                   790
Research and development grants                                            (474)               (1,181)                 (140)
Depreciation of property, plant and equipment                             1,278                   716                   224
Amortization of intangible assets                                        15,223                 3,459                    --
                                                                    -----------           -----------           -----------
                                                                         26,920                10,915                 2,943
                                                                    -----------           -----------           -----------
LOSS FROM OPERATIONS                                                    (21,783)               (8,438)                 (545)
                                                                    -----------           -----------           -----------

OTHER INCOME (EXPENSES)
Accrued dividends and amortization of
  discount on preferred shares                                               --                    --                  (262)
Provincial capital tax                                                     (190)                 (123)                 (260)
Interest                                                                  1,121                 2,927                   832
Foreign currency gains (losses)                                             495                 2,974                (1,329)
                                                                    -----------           -----------           -----------
                                                                          1,426                 5,778                (1,019)
                                                                    -----------           -----------           -----------

LOSS BEFORE INCOME TAXES                                                (20,357)               (2,660)               (1,564)

CURRENT INCOME TAX EXPENSE (NOTE 12)                                        254                   156                   172
                                                                    -----------           -----------           -----------
NET LOSS FOR THE YEAR                                                   (20,611)               (2,816)               (1,736)

DEFICIT - BEGINNING OF YEAR                                              (4,659)               (1,843)                 (107)
                                                                    -----------           -----------           -----------

DEFICIT - END OF YEAR                                                   (25,270)               (4,659)               (1,843)
                                                                    ===========           ===========           ===========

NET LOSS PER SHARE (NOTE 16)
Basic and diluted                                                         (0.43)                (0.07)                (0.08)
Shares used in calculating basic and
  diluted net loss per share                                         48,437,813            38,217,593            22,341,370
                                                                    ===========           ===========           ===========


The accompanying notes form an integral part of these consolidated financial statements.

                             Hydrogenics Corporation

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



For the years ended December 31, 2002, 2001 and 2000             2002              2001              2000
(thousands of U.S. dollars)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss for the year                                         (20,611)           (2,816)           (1,736)
Items not affecting cash
  Depreciation of property, plant and equipment                 1,278               716               224
  Amortization of acquired intangible assets                   15,223             3,459                --
  Amortization of discount on preferred shares                     --                --                85
  Unrealized foreign exchange (gains) losses                     (271)           (1,606)            1,329
  Imputed interest on loan payable                                 47                19                 7
  Stock based consulting expense                                   29                --                --
Net change in non-cash working capital                            378            (5,444)           (1,189)
                                                              -------           -------           -------
                                                               (3,927)           (5,672)           (1,280)
                                                              -------           -------           -------

INVESTING ACTIVITIES
Decrease (increase) in short-term investments                   5,414             8,782           (75,756)
Purchase of property, plant and equipment                      (1,541)           (3,138)           (1,492)
Acquisition of a business - net of cash acquired                 (633)               --                --
                                                              -------           -------           -------
                                                                3,240             5,644           (77,248)
                                                              -------           -------           -------
FINANCING ACTIVITIES
(Decrease) increase in loan payable                              (150)               97                92
Common shares issued - net of issuance costs                      193              (149)           76,186
Preferred shares issued - net of issuance costs                    --                --             3,623
                                                              -------           -------           -------
                                                                   43               (52)           79,901
                                                              -------           -------           -------

INCREASE (DECREASE) IN CASH DURING THE YEAR                      (644)              (80)            1,373

EFFECT OF EXCHANGE RATE CHANGES ON CASH                            (1)             (125)               18
Cash - Beginning of year                                        1,639             1,844               453
                                                              -------           -------           -------
Cash - End of year                                                994             1,639             1,844
                                                              =======           =======           =======

SUPPLEMENTAL DISCLOSURE
Interest paid                                                       7                 9                 7
Income taxes paid                                                  43               317                --
                                                              -------           -------           -------


The accompanying notes form an integral part of these consolidated financial statements.

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Thousands of U.S. dollars, except share and per share amounts

1. DESCRIPTION OF BUSINESS

Hydrogenics Corporation (the Company) designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations, fuel cell power products and provides engineering and other services. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which, in the case of the Company, conform in all material respects with accounting principles generally accepted in the Unites States, except as outlined in Note 22.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

REVENUE RECOGNITION

Revenues from the sale of fuel cell test stations and fuel cell power products and components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, title has passed to the customer, the fee is fixed and determinable, and collection is reasonably assured.

Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases as a result of meeting the criteria established by Canadian Institute of Chartered Accountants
(CICA) Handbook Section 3065, "Leases". Revenue associated with sales-type leases is recognized when all of the following criteria are met: persuasive evidence of an agreement exists; delivery to the customer has taken place, the price is fixed or determinable; and collection is reasonably assured.

Revenues relating to engineering and testing services are recorded as services are rendered.

Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro rata basis in relation to contract costs incurred. Costs and estimated profit on contracts in progress in excess of amounts billed are reflected as unbilled revenue. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.

PRODUCT WARRANTIES

The Company typically provides a warranty for parts and labor for up to one year or for certain operating specifications such as hours of operation. Future warranty costs provisions are based on management's best estimates of such costs, taking into account the specific arrangements of each transaction and past history.

GRANTS AND INVESTMENT TAX CREDITS

Grants to fund various research activities are received from government and other institutions. These grants are recorded as either a liability, or a credit to expenses in the statement of operations, when earned, based on the terms and conditions of the agreements under which the assistance is provided to the Company. A liability is recorded when repayment of the obligation is considered probable. Research and development arrangements that obligate the Company to repay the funds regardless of the outcome or commercialization of the research and development are recognized as liabilities.

                            Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Thousands of U.S. dollars, except share and per share amounts

Investment tax credits related to qualifying research and development expenditures are recorded as either a credit to expenses in the statement of operations or a reduction of the cost of applicable property, plant and equipment depending on the nature of the expenditures which gave rise to the credits. Investment tax credits are recognized in the period in which the credits are earned and realization is reasonably assured.

SHORT-TERM INVESTMENTS

Short-term investments consist of interest bearing securities with original terms to maturity of less than one year, and are carried at the lower of amortized cost and market. The Company has the intent and ability to hold these securities to maturity.

INVENTORIES

Raw materials and are valued at the lower of cost, determined on a first-in first-out basis, and market. Market for raw materials is defined as replacement cost. Finished goods and work-in-progress are recorded at the lower of cost and net realizable value.

LONG-LIVED ASSETS

   PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment are carried at cost less accumulated depreciation. Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed test equipment, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labor and directly attributable overhead costs.

   Depreciation is computed using the declining balance method as follows:

   Computer hardware and software                                30% per annum
   Office furniture and equipment                                20% per annum
   Test equipment                                                30% per annum
   Automobiles                                                   30% per annum

   Leasehold improvements are amortized on a straight line basis over the term of the lease.

   INTANGIBLE ASSETS

   Intangible assets are carried at cost less accumulated amortization. Amortization is calculated on a declining balance basis at a rate of 50 percent per annum, which reflects the estimated useful life of the assets.

   Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3062 "Goodwill and Intangible Assets". Under this new standard, goodwill and other intangible assets with indefinite lives are no longer amortized but are subject to annual fair value impairment tests. The Company's intangible assets consist of acquired intellectual property and management services contracts, which are considered to have finite useful lives and are amortized. Accordingly, the adoption of this accounting standard had no impact on the financial statements of the Company.

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the asset. Any excess of the carrying value over the net recoverable amount is charged to the statement of operations.

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Thousands of U.S. dollars, except share and per share amounts


DEPOSITS

Amounts paid as security deposits, which are due for repayment more than one year in the future, are recorded as deposits.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs incurred by the Company are expensed as incurred. Costs incurred in applying for patents and licenses are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist, or are expected to be available to complete the project. To date no product development costs have been capitalized.

FOREIGN CURRENCY TRANSLATION

The reporting currency of the Company is the U.S. dollar. Effective January 1, 2002 the functional currency of the Company is also the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the year. Non-monetary assets are translated at historic rates of exchange. Revenues and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the year, except for depreciation and amortization which are translated at historic rates. Resultant gains and losses are included in the results of operations.

The operations of the Company's German subsidiary are considered integrated, and accordingly, its accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the year-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the year, except for depreciation and amortization, which are translated at historic rates of exchange. Resultant translation gains and losses are included in the results of operations.

Prior to January 1, 2002 the functional currency was the Canadian dollar and amounts were translated into the U.S. reporting currency using the current rate method. Using the current rate method, assets and liabilities were translated at the year-end exchange rate, and revenues and expenses were translated at the average exchange rate for the year. Gains or losses from translation into the reporting currency were included in the cumulative translation adjustment account in shareholders' equity.

STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted the new Canadian standard for reporting stock based compensation, CICA Handbook section 3870 "Stock Based Compensation and Other Stock Based Payments". Under this standard, stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair value method of accounting. For grants of stock options to employees, this standard allows either the recognition of a compensation expense, based on the estimated fair value at the date of grant or, alternatively, the disclosure of pro forma net earnings and earnings per share data in the notes to the financial statements, as if fair value of the stock based compensation had been recognized in earnings. The Company has opted for the disclosure of the pro-forma net earnings and earnings per share in the notes to the financial statements as if the fair value of the stock based compensation had been recognized in earnings.

INCOME TAXES

Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax bases of the Company's assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in the period that includes the date of substantive enactment. Future tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Thousands of U.S. dollars, except share and per share amounts


USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company include allowances for potentially uncollectible accounts receivable, warranty provisions, valuation allowances for future income tax assets, useful lives of intangible assets, stock option volatility, expected life of stock options, and provisions for costs to complete contracts in progress.

CHANGE IN ACCOUNTING POLICY FOR CASH AND CASH EQUIVALENTS
Prior to fiscal December 31, 2001, investments with terms to maturity of three months or less from the date of acquisition, were considered to be cash equivalents. The Company's short-term deposits are generally held for investment purposes rather than for operating requirements. Accordingly, in 2001, the Company changed its definition of cash and cash equivalents to exclude all investments from cash equivalents. This change in accounting policy which was applied retroactively had the following impact:

Increase in cash provided by investing activities for 2001         $72,325
Increase in cash used in investing activities for 2000             $75,756
Decrease in cash and cash equivalents as at December 31, 2001      $ 3,926
Decrease in cash and cash equivalents as at December 31, 2000      $75,592

The Company's consolidated statements of cash flows for 2000 were revised to reflect the impact of this change, and to disclose the change in cash, defined as cash on deposit, for each year. This change in accounting policy had no effect on reported earnings and deficit for 2000.

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year, or when the underlying options or warrants were granted, if later. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options and warrants to acquire common shares.

COMPARATIVE BALANCES
Certain comparative balances for 2001 and 2000 have been reclassified to conform to the presentation adopted by the Company in 2002.

3. ACCOUNTS RECEIVABLE

                                             2002         2001
                                             ----         ----
Trade accounts receivable                   5,153        3,817
Less: Allowance for doubtful accounts         (40)        (122)
Goods and services tax                        278          310
Refundable investment tax credits             273          273
Other                                          --           75
                                            -----        -----
                                            5,664        4,353
                                            =====        =====

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Thousands of U.S. dollars, except share and per share amounts

4. INVENTORIES

                                       2002       2001
                                       ----       ----
Raw materials                         2,163      1,962
Work-in-progress                      2,156        466
Finished goods                          461        541
                                      -----      -----
                                      4,780      2,969
                                      =====      =====

5. PROPERTY, PLANT AND EQUIPMENT

                                       2002       2001
                                       ----       ----
Cost
  Test equipment                      3,606      3,096
  Furniture and equipment             1,074        746
  Computer hardware and software        993        583
  Leasehold improvements                321        263
  Automobiles                            39         15
                                      -----      -----
                                      6,033      4,703
                                      =====      =====
Accumulated depreciation
  Test equipment                      1,350        557
  Furniture and equipment               309        140
  Computer hardware and software        339        157
  Leasehold improvements                157         64
  Automobiles                            23          5
                                      -----      -----
                                      2,178        923
                                      =====      =====
Net book value
  Test equipment                      2,256      2,539
  Furniture and equipment               765        606
  Computer hardware and software        654        426
  Leasehold improvements                164        199
  Automobiles                            16         10
                                      -----      -----
                                      3,855      3,780
                                      =====      =====

Test equipment under construction, as at December 31, 2002, not yet subject to depreciation amounted to $229 (2001 - $147).

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Thousands of U.S. dollars, except share and per share amounts

6. INTANGIBLE ASSETS

On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,658 (net of issuance costs of $277) in exchange for perpetual royalty-free intellectual property rights for certain fuel cell stack technology. The terms of the warrants are described in Note 9.

As a result of the acquisition of EnKAT GmbH on May 1, 2002, the Company acquired management services contracts for five years from each of the two principals of EnKAT. The details of the acquisition are described in Note 19.

During 2002 the Company acquired certain intellectual property valued at $420 in exchange for an unsecured non-interest bearing term loan. The terms of the loan are described in Note 8.

As at December 31 the carrying value of amortized intangible assets is as follows:

                                                   2002          2001
Cost
  Intellectual property                           33,629        33,209
  Management services contracts                      565            --
                                                 -------       -------
                                                  34,194        33,209
                                                 =======       =======

Accumulated amortization
  Intellectual property                          (18,492)       (3,459)
  Management services contracts                     (190)           --
                                                 -------       -------
                                                 (18,682)       (3,459)
                                                 =======       =======

Net book value
  Intellectual Property                           15,138        29,750
  Management services contracts                      374            --
                                                 -------       -------
                                                  15,512        29,750
                                                 =======       =======

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                   2002          2001
Trade accounts payable                             1,723         1,048
Supplier accruals                                    695            57
Current portion of loans payable                     101            --
Provincial capital tax                               194            --
Accrued payroll costs                                501           265
Warranty accrual                                     373           172
Accrued legal and audit costs                        299            --
Other                                                219            --
                                                 -------       -------
                                                   4,105         1,542
                                                 =======       =======

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Thousands of U.S. dollars, except share and per share amounts

Information regarding the changes in the Company's aggregate product warranty liabilities was as follows for the year ended December 31, 2002:

Balance, December 31, 2001                           172
Accruals for warranties issued during the year       327
Settlements made during the year                    (126)
                                                    ----
Balance, December 31, 2002                           373

8. LOANS PAYABLE

From time to time the Company receives repayable grant financing from government agencies for research and development activities. At December 31, 2002 the outstanding amount of such repayable financing, net of imputed interest, was $183 (2001 - $164). This amount is unsecured and denominated in Canadian dollars, and repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3 percent of the Company's gross revenues for the proceeding quarter. Based on the maximum amount repayable being 150 percent of the principal, the Company has charged to expense imputed interest of $20 in 2002 (2001 - $19; 2000 - $7) at an effective rate of 10 percent per annum.

During 2002 the Company acquired certain intellectual property in exchange for an unsecured term, non-interest bearing loan of $420 denominated in U.S. dollars. The loan is repayable over four years. At December 31, 2002 the outstanding amount of the loan, net of imputed interest, was $297. The Company has charged to expense imputed interest of $27 in 2002 at an effective rate of 10 percent per annum.

The present value of future loan repayments is as follows:

2003                        125
2004                        100
2005                        375
2006                         25
                           ----
                            625

Less: imputed interest       99
                           ----
                            526
Less: current portion       101
                           ----
                            425
                           ====

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Thousands of U.S. dollars, except share and per share amounts

9. SHARE CAPITAL AND OTHER EQUITY

Changes in shareholders' equity for 2000, 2001, and 2002 are as follows:


                                                                                                          Foreign
                                  Common shares                                   Expensed                Currency       Total
                                  -------------       Preferred                     stock                Translation  Shareholders'
                                Number     Amount       shares       Warrants      options    Deficit     Adjustment     Equity

                                              $            $             $             $          $             $            $
BALANCE AT
  DECEMBER 31, 1999           19,687,500  $      21   $      124           --           --   $     (107)          --    $       38
Issuance of Series B
  preferred shares                    --         --          442           --           --           --           --           442
Issuance of
  common shares                7,000,000     76,167           --           --           --           --           --        76,167
Conversion of Series A
  preferred shares             5,250,000        967         (124)          --           --           --           --           843
Conversion of Series B
  preferred shares             3,573,500      3,562         (442)          --           --           --           --         3,120
Issuance of common
  shares on exercise
  of options                      49,000         23           --           --           --           --           --            23
Net loss                              --         --           --           --           --       (1,736)          --        (1,736)
Foreign currency translation
  adjustment                          --         --           --           --           --           --        1,363         1,363

BALANCE AT
  DECEMBER 31, 2000           35,560,000     80,740           --           --           --       (1,843)       1,363        80,260
Issuance of common shares
  and warrants for perpetual
  royalty-free intellectual
  property rights             11,364,006     28,936           --        4,722           --           --           --        33,658
Issuance of common shares
  on exercise of options         994,440        128           --           --           --           --           --           128
Net loss                              --         --           --           --           --       (2,816)          --        (2,816)
Foreign currency translation
  adjustment                          --         --           --           --           --           --       (5,409)       (5,409)

BALANCE AT
  DECEMBER 31, 2001           47,918,446    109,804           --        4,722           --       (4,659)      (4,046)      105,821
Issuance of common shares
  on exercise of options         877,675        193           --           --           --           --           --           193
Stock based consulting
  expense                             --         --           --           --           29           --           --            29
Net loss                              --         --           --           --           --      (20,611)          --       (20,611)
                              ----------  ---------   ----------     --------     --------    ---------    ---------    ----------
BALANCE AT
  DECEMBER 31, 2002           48,796,121  $ 109,997           --     $  4,722     $     29    $ (25,270)   $  (4,046)   $   85,432
                              ==========  =========   ==========     ========     ========    =========    =========    ==========

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Thousands of U.S. dollars, except share and per share amounts

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

During 2002, the Company issued 877,675 (2001 - 994,440; 2000 - 49,000) common shares for $193 (2001 - $128; 2000 - $23) in cash under the exercise of options.

During 2002, the Company issued 50,000 (2001 - nil; 2000 - nil) stock options in exchange for consulting services from an outside supplier. Each option is exercisable for one common share of the Company at a price of CAD$12.00 per share. These options are for a term of 10 years from the date of grant and vest quarterly over four years and are expensed at the fair value in accordance with CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments." The fair value of stock options expensed in the year amounted to $29 and was determined using a Black-Scholes pricing model with a risk-free rate of
5.12 percent, an expected life of 4 years, a volatility factor of 77 percent and no dividends.

On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,658 (net of issuance costs of $277) in exchange for perpetual royalty-free intellectual property rights for certain fuel cell stack technology. Each common share purchase warrant is exercisable upon release from escrow for one common share of the Company at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722, net of issuance costs, and was determined using a Black-Scholes pricing model with a risk-free rate of 3.9 percent, a 5 year term and a volatility factor of 108 percent. The common share purchase warrants were placed in escrow on October 16, 2001 and are to be automatically released from escrow at a rate of 61,761 warrants per month over 40 months and expire on October 16, 2006.

During 2000, the Company completed a reverse share split reducing the number of common shares from 3,000,000 to 2,812,500. Prior to the Company's initial public offering in November 2000, the shares were split on a seven-to-one basis. The effect of these splits has been recognized retroactively in all share and per share data in the financial statements and notes.

On January 24, 2000, the Company issued 510,500 Series B preferred shares at $7.27 (Cdn$10.50) per share for proceeds, net of issue costs, of $3,623 (Cdn$5,261). These shares were voting, convertible, redeemable and earned 5 percent cumulative dividends.

On November 1, 2000, the Company completed an initial public offering and listed its common shares on the NASDAQ National Market and The Toronto Stock Exchange, and issued 7,000,000 common shares raising proceeds of $76,167 net of issue costs of $7,833.

On November 1, 2000, all outstanding Series A and B preferred shares were converted to common shares in accordance with the terms of the share agreements. A total of 8,823,500 common shares were issued for a total stated value of $4,529. At conversion, cumulative dividends of $229 were paid to the preferred shareholders.

10. EMPLOYEE STOCK BASED COMPENSATION

During 2000, the Company adopted a broad-based employee stock option plan. The number of common shares that may be issued under the share option plan is limited to 4,641,000. All options are for a term of 10 years from the date of grant and vest over four years unless otherwise determined by the board of directors. Under Canadian GAAP no compensation expense has been recorded with respect to options granted to employees. A summary of the Company's employee stock option plan activity is as follows:

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Thousands of U.S. dollars, except share and per share amounts

                                      Options for      Weighted average
                                     common shares      exercise price
                                                             CAD$
Balance - December 31, 1999            1,394,533             0.22
Options granted                        2,547,117             1.21
Options exercised                        (49,000)            0.72
                                       ---------

Balance - December 31, 2000            3,892,650             0.86
Options granted                          668,100             5.73
Options exercised                       (994,440)            0.20
Options forfeited on termination        (460,715)            0.70
                                       ---------

Balance December 31, 2001              3,105,595             2.15
                                       ---------
Options granted                          396,900             6.46
Options exercised                       (877,675)            0.35
                                       ---------
Balance December 31, 2002              2,624,820             3.37
                                       ---------

                                      Options for      Weighted average
                                     common shares      exercise price
                                                            CAD$
Exercisable at December 31, 2000       1,981,439            0.25
Exercisable at December 31, 2001       1,970,335            0.69
Exercisable at December 31, 2002       1,652,874            1.87

The following table summarizes information about the Company's share options outstanding as at December 31, 2002:

                      Number           Weighted        Weighted         Number          Weighted
                  outstanding at        average         average     exercisable at       average
Exercise Price     December 31,        remaining      share price    December 31,      share price
     CAD$             2002          contractual life      CAD$           2002              CAD$
     ----             ----          ----------------      ----           ----              ----
          0.05        287,500              7.06              0.05        287,500              0.05
          0.29        684,000              7.06              0.29        684,000              0.29
  1.00 to 2.00        332,350              7.23              1.09        295,163              1.08
  2.01 to 4.00        433,100              8.66              3.64        144,900              3.56
 4.01 to 10.00        728,120              8.73              6.63        176,203              7.32
10.01 to 18.12        159,750              8.34             11.76         65,108             11.70
                    ---------                                          ---------
                    2,624,820                                          1,652,874
                    =========                                          =========

All options granted after November 1, 2000, the date of the Company's initial public offering, have an exercise price equal to the closing share price on The Toronto Stock Exchange the day before the grant.

For the year ended December 31, 2002, a total of 396,900 stock options were granted to employees in accordance with the terms of the employee share option plan. Had the Company determined compensation cost based on the fair value method described in CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments," the fair value of

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Thousands of U.S. dollars, except share and per share amounts the stock options granted during the year would have been $1,543 (weighted average $3.89 per share) and the related expense for the year ended December 31, 2002 would have been $295 ($0.01 per share on a basic and diluted basis). Pro-forma loss for the year ended December 31, 2002 would have been $20,906 (($0.43) per share on a basic and diluted basis). For the purpose of these disclosures stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50 percent to
4.86 percent, expected life of 4 years, expected volatility of 77 percent, and no dividends.

11. COMMITMENTS AND CONTINGENCIES

The Company incurred rental expenses of $886 under operating leases in 2002 (2001 - $788, 2000 - $390). The Company has future minimum lease payments under operating leases relating to premises and office as follows:

2003                       859
2004                       693
2005                       449
2006                        --
2007                        --
2008 and thereafter         --
                         -----
                         2,001
                         =====

The Company has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Company was eligible to receive up to a cumulative amount of $3,194 (2001 - $1,912; 2000 - $657) towards agreed upon research and development project costs. The utilized amount of the advances at December 31, 2002 was $2,194 (2001 - $1,726; 2000 - $547). In
return, these funding parties have a right to receive as repayments, 1.3 percent to 4 percent of gross revenue received by the Company as a result of the commercial exploitation of the associated technology. To date no revenues from these technologies have been recognized and no repayable amounts have been reflected in the accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016, or when total payments paid reach the utilized amount of the advance, depending on the terms of the individual contracts.

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that would require the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

In January 2002 Lynntech Inc. commenced a legal action against the Company in federal court (Southern District, Texas), alleging patent infringement. The Company considers the claims in this suit to be without merit and plans to continue vigorously defending this action. The outcome of this action is not considered determinable. Accordingly, an estimate of potential loss, if any, cannot be made at this time.

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Thousands of U.S. dollars, except share and per share amounts

12. INCOME TAXES

As at December 31, 2002, the Company has available income tax loss carry-forwards of $12,209 that may be used to reduce taxable income in future years, expiring as follows:

2006           --
2007          280
2008        4,923
2009        7,006
           ------
Total      12,209
           ======

As at December 31, 2002, the Company has unclaimed Scientific Research & Experimental Development expenditures of $1,412 that can be used to offset future income over an indefinite period.

The Company also has earned non-refundable investment tax credits amounting to approximately $398 that can be used to reduce future federal income taxes payable, expiring in 2010 and 2011.

The Company has recorded a valuation allowance to reflect uncertainties associated with the realization of the future income tax assets.

The Company's computation of income tax expense (recovery), which is all arising in Canada, is as follows:

                                                 2002           2001           2000
                                                 ----           ----           ----
Loss before income taxes                       (20,357)        (2,660)        (1,564)
                                               -------         ------         ------
Statutory income tax rate                        33.12%         34.12%         34.95%
                                               =======         ======         ======

Income taxes (recovery) at statutory rate       (6,742)          (908)          (547)
  Non-deductible expenses                        1,034            306             91
  Other permanent differences                     (160)           151             18
  Large corporations tax                           254            156            172
  Income tax rate changes                          584            441             --
  Change in valuation allowance                  5,284             10            438
                                               -------         ------         ------
Income tax expense                                 254            156            172
                                               =======         ======         ======

Significant components of the Company's future income tax assets, which are all arising in Canada, are:

                                                              2002         2001
                                                              ----         ----
Non capital losses                                            3,989        2,017
SR&ED pool                                                      425           --
Investment tax credits                                          278           22
Warranty and other provisions                                   165           60
Property, plant and equipment and intellectual property       3,313          231
Share issue costs                                               961        1,433
Unrealized foreign exchange (gains) loss                       (559)        (475)
Valuation allowance                                          (8,572)      (3,288)
                                                             ------       ------
                                                                 --           --
                                                             ======       ======

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Thousands of U.S. dollars, except share and per share amounts

13. RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company sells certain products and performs services to a company that owns a significant number of its common shares. Revenues from this related company totalled $9,622 in 2002 (2001 - $2,460; 2000 - $2,556). At December 31, 2002, the Company has an accounts receivable due from this related company of $3,647 (2001 - $2,058; 2000 - $519).

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a relative of one of the principal shareholders of Hydrogenics Corporation. Billings by this related company for manufacturing functions totalled $999 in 2002 (2001 - $1,219; 2000 - $615). At December 31, 2002, the Company has an accounts payable balance due to this related company of $140 (2001 - $119; 2000 - $46).

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

14. FINANCIAL INSTRUMENTS

At December 31, 2002, 2001 and 2000, the fair values of cash, and cash equivalents, short-term investments, accounts receivable, grants receivable, accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments.

The carrying value of loans payable approximates the fair value because interest is imputed at a rate available to the Company for long-term borrowing and is included in the loan balance.

U.S. dollar-denominated amounts included in cash and cash equivalents and short-term investments at December 31, 2002 amount to $27,697 (2001 - $26,546; 2000 - $75,547). All cash and short-term investments amounts are deposited with highly rated financial institutions within Canada.

A substantial portion of the Company's accounts receivable is owing from a limited number of customers located globally (note 18). The Company performs ongoing credit evaluations on its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based on management's assessment of expected collectibility and past history.

15. LINE OF CREDIT

The Company has an operating line of credit available up to $632 (CAD$1,000). As at December 31, 2002, 2001 and 2000, the Company had not drawn on this line. The operating facility bears interest at Royal Bank of Canada prime rate plus 0.5 percent, is due on demand and is collateralized by a general security agreement over all assets.

16. LOSS PER SHARE

Loss per share is calculated using the weighted average number of common shares outstanding for the year of 48,437,813 shares in 2002 (2001 - 38,217,593; 2000 -
22,341,370). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted earnings (loss) per share as the effect would be anti-dilutive.

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Thousands of U.S. dollars, except share and per share amounts

17. STATEMENTS OF CASH FLOWS

Components of the net change in non-cash working capital are as follows:

                                                 2002         2001         2000
                                                 ----         ----         ----
Decrease (increase) in current assets
  Accounts receivable                           (1,383)      (1,920)      (1,626)
  Grants receivable                                343         (690)          63
  Inventories                                   (1,586)      (1,879)      (1,100)
  Prepaid expenses                                (147)         (54)        (114)
  Deposits                                          --           --          (67)
Increase (decrease) in current liabilities
  Accounts payable and accrued liabilities       2,501         (749)       1,545
  Unearned revenue                                 520           --           --
  Income taxes payable                             131         (152)         160
  Dividends payable                                 --           --          (50)
                                                ------       ------       ------
                                                   378        5,444       (1,189)
                                                ======       ======       ======

18. SEGMENTED FINANCIAL INFORMATION

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of proton-exchange membrane, or PEM, fuel cell automated test stations, and fuel cell power systems and provides engineering and other services. Substantially all the Company's long-lived assets are located in Canada. Revenue is derived primarily from the sale of goods and services to customers located as follows:

                                         2002        2001        2000
                                         ----        ----        ----
  United States                         12,715       3,080       5,098
  Japan                                    703       2,081          --
  United Kingdom                         1,108         600       3,442
  Rest of World                          1,314       1,657         343
                                        ------       -----       -----
                                        15,840       7,418       8,883
                                        ======       =====       =====


                                         2002        2001        2000
                                         ----        ----        ----
Revenues
  Products                               7,794       7,040       8,883
  Services                               8,046         378          --
                                        ------       -----       -----
                                        15,840       7,418       8,883
                                        ======       =====       =====

                                         2002        2001        2000
                                         ----        ----        ----
Cost of sales
  Products                               4,906       4,657       6,485
  Services (excluding depreciation)      5,797         284          --
                                        ------       -----       -----
                                        10,703       4,941       6,485
                                        ======       =====       =====

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Thousands of U.S. dollars, except share and per share amounts

The Company's largest customers comprise the following percentages of total revenue:

           2002     2001     2000
             %        %        %
           ----     ----     ----
First        61       33       39
Second        7       28       29
Third         7        9       10
Fourth        6        6        7
Others       19       24       15
           ----     ----     ----
            100      100      100
           ====     ====     ====

19. BUSINESS ACQUISITION OF SUBSIDIARY

On May 1, 2002, the Company acquired all the issued and outstanding common shares of EnKAT GmbH (EnKAT). EnKAT, based in Gelsenkirchen, Germany, designs and manufactures test systems for fuel cells, reformers and electrochemical engines.

The purchase price was $645, which includes cash paid of $277, repayment of debt on acquisition of $281 and transaction costs of $87. The purchase price allocated to the assets acquired and the liabilities assumed on the basis of their respective estimated fair market values on the acquisition date was:

Assigned value of assets and liabilities acquired:

  Current assets other than cash                          86
  Property, plant and equipment                           30
  Other intangible assets                                565
  Current liabilities                                    (36)
                                                        ----
                                                         645
                                                        ====

As part of the acquisition, the Company obtained management services contracts for five years for each of the two principals of EnKAT. The fair value of these contracts has been included in other intangible assets and is being amortized on a declining balance basis at an annual rate of 50 percent.

This acquisition was accounted for by the purchase method. The results of operations of the Company include the results of EnKAT commencing May 1, 2002.

20. SUBSEQUENT EVENT

On January 7, 2003, the Company acquired all the issued and outstanding common shares of Greenlight Power Technologies (Greenlight). Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $29,472 CAD (US $19,044) exclusive of expenses of $1,062 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,762 at the acquisition date. The allocation of the purchase price to the assets and liabilities acquired is as follows:

Current assets                       2,970
Property, plant and equipment        2,120
Intangible assets                   13,505
Goodwill                             5,262
Future tax asset                     5,393
Current liabilities                 (3,549)
Long term debt                        (202)
Future tax liabilities              (5,393)
                                    ------
                                    20,106
                                    ======

This allocation is preliminary and will be finalized upon receipt of a completed report by an independent valuator. This acquisition was accounted for by the purchase method. From the date of the acquisition onwards the Company will consolidate the operations of Greenlight in its financial statements.

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Thousands of U.S. dollars, except share and per share amounts

21. NEW ACCOUNTING STANDARDS

(i)   CANADIAN STANDARDS

      Guarantees

      In December 2002, the CICA issued Accounting Guideline No. 14 (AcG 14) relating to disclosure of guarantees. AcG 14 requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The guideline is effective for periods beginning on or after January 1, 2003.

      Asset retirement obligations

      In December 2002, the CICA approved new Handbook section "Asset Retirement Obligations" to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061 "Property, Plant and Equipment". The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The effect on net income of adopting this standard, on January 1, 2004, is not expected to be material.

(ii)  U.S. STANDARDS

      FIN 45 - Guarantor's accounting and disclosure requirements for guarantees

      In December 2002, the FASB issued Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107" (FIN 45). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognizes, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The Company has adopted the disclosure of provisions of FIN 45 for the year ended December 31, 2002. The Company is currently evaluating the impact of adopting the recognition provisions of FIN 45.

      Asset retirement obligations

      The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The effect on net income of adopting this standard on January 1, 2003, is not expected to be material.

      Extinguishment of debt

      The FASB has issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. The effect on net income of adopting this standard, on January 1, 2003, is considered not to be material.

      Exit and disposal activities

      The FASB has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The effect on net income of adopting this standard, on January 1, 2003, is considered not to be material.

22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

The financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Thousands of U.S. dollars, except share and per share amounts

The reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

                                                           2002              2001              2000
                                                           ----              ----              ----
Loss for the year based on Canadian GAAP                   (20,616)           (2,816)           (1,736)
Accrued dividends and amortization of discount on
  preferred shares (i)                                          --                --               262
Stock-based compensation (ii)                                 (443)           (1,468)           (3,369)
                                                        ----------        ----------        ----------
Loss for the year based on U.S. GAAP                       (21,054)           (4,284)           (4,843)
Other comprehensive income (loss)
  Foreign currency translation (iii)                            --            (5,409)            1,360
                                                        ----------        ----------        ----------
Comprehensive loss based on U.S. GAAP                      (21,054)           (9,693)           (3,483)
                                                        ==========        ==========        ==========

Basic and fully diluted loss per share based
  on U.S. GAAP                                               (0.43)            (0.11)            (0.22)

Weighted average number of shares used in
  calculating loss per share                            48,437,813        38,217,593        22,341,370

                                                           2002              2001              2000
                                                           ----              ----              ----
Shareholders' equity based on Canadian GAAP                 85,432           105,821            80,260
                                                        ----------        ----------        ----------
Shareholders' equity based on U.S. GAAP                     85,432           105,821            80,260
                                                        ==========        ==========        ==========

(i)   PREFERRED SHARES

      Under Canadian GAAP, convertible, redeemable, preferred shares are presented as debt and equity components on the balance sheet. The Canadian GAAP statement of operations includes a charge for interest on the debt component and dividends. However, under U.S. GAAP, these preferred shares meet the definition of mandatorily redeemable shares, which are considered a component of temporary equity outside of shareholders' equity and dividends are charged directly to equity.

(ii)  STOCK-BASED COMPENSATION

      Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. At December 31, 2002, equity balances for deferred stock-based compensation and stock options outstanding are $175 and $3,206, respectively.

      Had the Company determined compensation cost based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the expense for the year ended December 31, 2002 would have been $2,025 (2001 - $3,018; 2000 -
      $3,970) or $0.04 per share (2001 - $0.08; 2000 - $0.18). Pro-forma loss for the year ended December 31, 2002 would have been $(22,636) (2001 - $(5,834); 2000 - $(5,444)) or $(0.47)(2001 - $(0.15); 2000 - $(0.25) per
      share. For the purposes of these disclosures stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.50 percent to 5.39 percent, expected life of four to ten years, expected volatility of between 77 percent and 113 percent, and no dividends.

                             Hydrogenics Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Thousands of U.S. dollars, except share and per share amounts

The condensed statements of operations and cash flows for the year ended December 31, under U.S. GAAP, are as follows:

                                                       2002          2001          2000
Revenues                                              15,840         7,418         8,883
Cost of revenues                                      10,703         4,941         6,485
Operating expenses                                    27,363        12,383         6,312
Loss from operations                                 (22,226)       (9,906)       (3,914)
Loss for the year                                    (21,054)       (4,284)       (4,843)

                                                       2002          2001          2000
Cash used in operation activities                     (3,927)       (7,025)         (984)
Cash provided by (used in) investing activities        3,240         5,443       (77,869)
Cash provided by (used in) financing activities           43           (52)       79,672

(iii) COMPREHENSIVE INCOME

      U.S. GAAP requires disclosure of comprehensive income or loss which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the Company is the change in the foreign currency translation adjustment included in shareholders' equity. Under Canadian GAAP, there is no concept of comprehensive income.

(iv)  LOSS PER SHARE

      The numerator for purposes of calculating loss per share under U.S. GAAP has been calculated as follows:

                                             2002          2001          2000
Net loss under U.S. GAAP                   (21,054)       (4,284)       (4,843)
Less: Dividends on preferred shares             --            --           179
                                           -------        ------        ------
Loss available to common shareholders      (21,054)       (4,284)       (5,022)
                                           =======        ======        ======

                             Hydrogenics Corporation

                             DIRECTORS AND OFFICERS


MANAGEMENT                                        BOARD OF DIRECTORS
Pierre Rivard                                     Norman Seagram
President and Chief Executive Officer             Chairman

Gary Brandt                                       Donald J. Lowry
Chief Financial Officer                           Director

Boyd Taylor                                       Don J. Morrison
Vice President, Business Development, Sales       Director
and Marketing
                                                  Dr. Robert Lee(1)
Joseph Cargnelli                                  Director
Chief Technology Officer
                                                  Frank Colvin
Dr. Ravi B. Gopal                                 Director
Vice President, Systems Applications
                                                  Wesley Twiss
Charley Pappas                                    Director
Vice President, Infrastructure Applications
                                                  Pierre Rivard
Jonathan Lundy                                    Director
Vice President, General Counsel and
Corporate Secretary                               Boyd Taylor
                                                  Director
Jim Collins
Vice President, Finance and                       Joseph Cargnelli
Administration                                    Director

                                                  (1) Retiring after Annual General Meeting

                       STATEMENT OF CORPORATE GOVERNANCE

Our board of directors shares the belief that its role is to ensure that the Company acts in the best interests of its shareholders. The focus of the board is to provide objective, prudent guidance to Hydrogenics' management. Through management, the board ensures that, in recognition of its ultimate responsibility for both fiduciary and regulatory matters, effective processes are in place, operating effectively and being monitored. The board's responsibility to shareholders is demonstrated by its commitment to effective corporate governance and disclosure.

Our board understands that strong governance frameworks are critical not only to ensure organizational compliance and effectiveness, but increasingly to meet capital market expectations. During the past year we undertook a comprehensive review of our corporate governance practices in order to best comply with the Proposed TSX Disclosure and Continued Listing Requirements and Guidelines and other Canadian securities legislation as well as the Nasdaq National Market Proposed Corporate Governance Listing Standards, the Sarbanes-Oxley Act (SOX) and other applicable United States securities legislation. Consequently, during the past year, our board (i) approved and adopted new governance guidelines for the board, (ii) approved and adopted revised charters for each committee of the board, (iii) approved a new position description for the President and Chief Executive Officer, and (iv) adopted new corporate policies, including a Code of Business Conduct and Ethics and a Communications and Disclosure Policy. Our approach to governance including board guidelines and committee charters can be accessed on our corporate website www.hydrogenics.com under Investor Relations/Corporate Governance.

                            SHAREHOLDER INFORMATION

LEGAL COUNSEL                           CORPORATE SUBSIDIARIES
Corporate (Canada)                      Hydrogenics USA, Inc.
Osler, Hoskin & Harcourt LLP            Hydrogenics (Japan) Inc.
1 First Canadian Place                  Greenlight Power Technologies, Inc.
Toronto, ON, M5X 1B8                    EnKat GmbH

Corporate (USA)                         STOCK EXCHANGE LISTINGS
White & Case LLP
1155 Avenue of the Americas             Nasdaq National Market
New York, NY 10036                      Symbol: HYGS
United States of America                The Toronto Stock Exchange
                                        Symbol: HYG
Intellectual Property
Bereskin & Parr                         SHAREHOLDER INQUIRIES
40 King Street West
Toronto, ON, M5H 3Y2                    Investor Relations
                                        Hydrogenics Corporation
                                        5985 McLaughlin Rd.
AUDITORS                                Mississauga, ON, Canada L5R 1B8
                                        Tel: (905) 361-3660
PricewaterhouseCoopers LLP              Fax: (905) 361-3626
Suite 3000, Box 82                      Email: investors@hydrogenics.com
Royal Trust Tower, TD Centre
Toronto, ON, M5K 1G8                    CORPORATE COMMUNICATION

TRANSFER AGENT                          To be placed on the Company's mailing
                                        list for Quarterly Reports and News
CIBC Mellon Trust Company               Releases please email
20 Bay Street                           investors@hydrogenics.com or contact
P.O. Box 1                              (905) 361-3631.
Toronto, ON, M5H 4A6
                                        For other information about Hydrogenics
CORPORATE OFFICE                        or inquiries please contact one of the
                                        following:
Hydrogenics Corporation
5985 McLaughlin Rd.                     Email: info@hydrogenics.com
Mississauga, ON, Canada L5R 1B8         Tel: (905) 361-3660
www.hydrogenics.com                     Fax: (905) 361-3626

                                        ANNUAL MEETING

                                        The Annual Meeting of Shareholders will
                                        be held in Toronto at 10:00 a.m. local
                                        time on May 30, 2003 in Room CC-3 at the offices of Osler, Hoskin & Harcourt LLP,
                                        63rd floor, 1 First Canadian Place,
                                        Toronto, Canada.




Design: Campbell Sheffield Design Inc.  Printed in Canada.

[HYDROGENICS LOGO]

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B9
P: 905.361.3660
F: 905.361.3626
www.hydrogenics.com